File No. 82-5215

05011352

松井証券
ネットストック

SUPPL

September 14, 2005

SEC MAIL PROCESSING RECEIVED SEP 1 9 2005 WASH. D.C. 209 SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Annual Securities Report including Financial Statements under Japanese GAAP for the Year Ended March 31, 2005
2. Explanatory Document on Business and Assets for the year ended March 31, 2005

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-5216-0654 (telephone), 011-813-5216-8639 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By H. Imada

Name: Hirohito IMADA
Title: Chief Financial Officer

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

dlw 9/20

File No. 82-5215

SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C. 209 SECTION

(Summary Translation)

Explanatory Document on Business and Assets

(For the year ended March 31, 2005)

This statement has been prepared and made available for the purpose of public inspection at all business offices of the Company pursuant to Article 50 of the Securities and Exchange Law.

Matsui Securities Co., Ltd.

I. Matters concerning Outline and Organization of the Company

1. Trade Name: Matsui Securities Co., Ltd.

2. Date of Registration as a securities firm: December 1, 1998
(Registered Number: Director General of Kanto Local Finance Bureau (show) No. 58)

3. Histories and Organization of the Company

(1) History of the Company

Translation omitted.

(2) Organization of the Company



Shareholders' Meetings
Board of Corporate Auditors
Corporate Auditors
Board of Directors
President &CEO
Executive Committee
Chief Operating Officer
Chief Financial Officer
System Dept.
Business Development Dept.
Sales & Marketing Dept.
Corporate Services Dept.
Financial Dept.
Customer Support Dept.
Risk Management Dept.
President's Office
Complience Office

4. Names of Major Shareholders, and Number of Shares held thereby

(Thousands of shares)

Chizuko Matsui	25,233	(28.34%)
Michio Matsui	11,699	(13.13%)
Shokosha Ltd.	8,130	(9.13%)
Japan Trustee Services Bank, Ltd. (Trust Account)	5,118	(5.74%)
Maruroku Ltd.	3,564	(4.00%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,553	(2.86%)
Michitaro Matsui	1,463	(1.64%)
Chiaki Matsui	1,463	(1.64%)
Yuma Matsui	1,463	(1.64%)
AIG Life Holding Company (Japan), Inc. (General Account)	1,295	(1.45%)

5. Names and Titles of Directors and Corporate Auditors

Michio Matsui	President and Chief Executive Officer
Yuichiro Kuki	Chief Operating Officer
Hirohito Imada	Chief Financial Officer
Akira Nakamura	Managing Director (General Manager of Compliance Office)
Yoshihiko Sugiyama	Director (General Manager of Risk Management Dept.)
Masahito Amemiya	Director (General Manager of President's Office)
Ayumi Sato	Director (General Manager of Customer Support Dept.)
Yukihiro Yabuki	Director (General Manager of Business Development Dept.)

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Kentaro Aoki	Corporate Auditor

Note: Three corporate auditors listed above are outside corporate auditors defined by the Article 18, Item 1 of "The Law Concerning the Exemption of the Commercial Code on the Corporate Audit"

6. Name and Location of Offices

Name	Address
Head office	Hanzomon-First Building, 1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan
Nihombashi Office	20-7 Nihombashi 1-chome, Chuo-ku, Tokyo, Japan

Note: Call Center in Sapporo city (in Hokkaodo) was established on June 1, 2005.

7. Business of the Company

(1) Securities Business (Article 2, Item 8 of the Securities and Exchange Law)
Translation omitted.

(2) Auxiliary Business (Article 34, Item 1 of the Securities and Exchange Law)

Translation omitted.

(3) Other Business (Article 34, Items 2 and 4 of the Securities and Exchange Law)

Translation omitted.

8. Investor Protection Fund of which the Company is a member

The Japan Investor Protection Fund

9. Securities Dealers' Association of which the Company is a member

The Japan Securities Dealers' Association

10. Securities Exchanges of which the Company is a member

Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, Sapporo Securities Exchange and Jasdaq Securities Exchange.

II. Matters concerning Status of Business

1. Outline of Business for the Year Ended March 31, 2005

(1) Process and Results of Operations
Translation omitted.

(2) Capital Investment and Financing
Translation omitted.

(3) Matters to be Dealt with by the Company
Translation omitted.

2. Data Concerning Status of Business

(1) Development of Operating Results, Etc.

(Millions of Yen)

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005
Common Stock	11,405	11,463	11,469
Shares outstanding	88,051 thousands of shares	88,967 thousands of shares	89,055 thousands of shares
Operating revenue	13,425	25,036	36,918
(Commissions)	10,240	20,206	27,083
((Brokerage))	9,516	18,933	25,182
((Underwriting and selling))	27	191	307
((Subscription and distribution))	16	36	29
((Others))	680	1,047	1,564
(Net trading gains)	(39)	30	(88)
((Stocks and others))	(39)	28	(94)
((Bonds and others))	—	—	—
((Others))	1	2	6
(Net interest revenue)	3,224	4,800	9,923
Net operating revenues	12,151	23,738	34,623
Ordinary income	3,505	14,007	22,559
Net income	1,478	7,275	12,638

(2) Status of Securities Business

1. Stock Trading Turnover

(Millions of Yen)

	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005
Property Trading	10,009	3,269	4,042
Brokerage	5,560,449	13,647,974	20,398,678
Total	5,570,458	13,651,243	20,402,719

2. Underwriting and Selling, Subscription and Distribution, and Private Offering

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private Offering
Year ended March 31, 2003						
	Stocks	642	639	914	59	–
	Government Bonds	–	–	–	–	–
	Municipal Bonds	–	–	–	–	–
	Special Bonds	–	–	–	–	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	382	–	–
Year ended March 31, 2004						
	Stocks	4,094	4,094	1,706	–	–
	Government Bonds	–	–	–	–	–
	Municipal Bonds	–	–	–	–	–
	Special Bonds	–	–	–	–	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	2,098	–	–
Year ended March 31, 2005						
	Stocks	7,087	7,087	793	56	–
	Government Bonds	–	–	–	–	–
	Municipal Bonds	–	–	–	–	–
	Special Bonds	–	–	–	–	–
	Corporate Bonds	–	–	–	–	–
	Beneficiary Certificates	–	–	3,160	–	–

(3) Status of Other Business

Types of Business	Sales and Brokerage Volume		
	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005
Insurance soliciting	Commissions revenue: 7 million Yen	Commissions revenue: 4 million Yen	Commissions revenue: 0 million Yen
Retail dealing in foreign exchanges	Commissions revenue: 291 million Yen	Commissions revenue: 472 million Yen	Commissions revenue: 461 million Yen
Advertisement agency	Commissions 17 million Yen	Commissions 18 million Yen	Commissions 20 million Yen
Loan business	–	Interest Income 1 million Yen	Interest Income 6 million Yen

(4) Status of Capital Adequacy Ratio

(Millions of Yen)

	As of March 31, 2003	As of March 31, 2004	As of March 31, 2005
Capital Adequacy Ratio (A／B)	830.4%	436.1%	371.5%
Equity capital after deducting certain fixed assets (A)	28,702	34,184	42,618
Risk (B)	3,456	7,837	11,471
Market risk	54	135	166
Counterparty risk	1,721	5,439	8,341
Basic risk	1,680	2,262	2,963

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

(5) Number of Employees and Holders of Certificate of Commission Salesperson

	As of March 31, 2003	As of March 31, 2004	As of March 31, 2005
Employees	217	221	196
(Certified Commission Salesperson)	121	140	128

III. Status of Properties

(1) Balance Sheet, Profit and Loss Statement and Statement of Appropriation of Retained Earnings

Balance Sheets

	March 31, 2004			March 31, 2005		
Item	Millions of Yen		%	Millions of Yen		%
(Assets)						
I Current Assets						
Cash and bank deposits		29,580			61,074	
Cash segregated as Deposits		183,002			223,003	
Cash in trust		4,400			9,000	
Trading assets		397			107	
Net receivables arising from pre-settlement date trades		14			923	
Margin account assets:		261,154			389,358	
Loans receivable from Customers	252,081			384,484		
Cash deposited as collateral for securities borrowed from securities finance companies	9,073			4,875		
Receivable on collateralized securities transactions:		–			1,610	
Cash deposits collateral for securities borrowed	–			1,610		
Receivables from customers and others		23			133	
Advance paid for subscription		44			–	
Short-term guarantee deposits		899			6,795	
Prepaid expenses		175			182	
Accrued income		1,931			3,431	
Deferred income taxes		692			613	
Others		616			1,033	
Allowance for doubtful accounts		(206)			(171)	
Total current assets		482,721	98.9		697,092	99.1
II Fixed assets						
1 Tangible fixed assets		634	0.1		821	0.1
Buildings	400			377		
Equipment and instruments	193			249		
Land	41			195		
2 Intangible assets		2,055	0.4		2,253	0.3
Software	1,997			2,215		
Others	58			39		
3 Investments and others		2,700	0.6		3,227	0.5
Investment securities	1,177			1,680		
Shares of affiliate companies	450			450		
Investment in partnership	3			2		
Long-term loans receivable	168			30		
Long-term guarantee deposits	193			202		
Long-term prepaid expenses	21			13		
Deferred income taxes	643			776		
Others	307			104		
Allowance for doubtful accounts	(261)			(31)		
Total fixed assets		5,389	1.1		6,301	0.9
Total assets		488,111	100.0		703,393	100.0

Item	March 31, 2004			March 31, 2005		
	Millions of Yen		%	Millions of Yen		%
(Liabilities)						
I Current liabilities						
Trading assets		217			0	
Margin account liabilities:		101,342			142,920	
Loans from securities finance companies	64,046			103,384		
Proceeds of securities sold on customers' account	37,296			39,535		
Payables on collateralized securities transactions:		23,579			73,780	
Cash deposits as collateral for securities loaned	23,579			73,780		
Deposits received		79,360			106,566	
Guarantee money received		112,977			137,467	
Suspense account for undelivered securities		15			1	
Short-term borrowings		25,177			93,829	
Commercial paper		3,000			1,000	
Bond due within one year		500			–	
Deferred revenue		88			98	
Accounts payable		617			750	
Accrued expenses		943			1,353	
Accrued income taxes		6,111			6,339	
Accrued bonuses		—			301	
Others		—			0	
Total current liabilities		353,925	72.5		564,404	80.2
II Long-term liabilities						
Bond		20,000			40,000	
Convertible bond		40,000			40,000	
Long-term borrowings		33,532			7,203	
Reserve for directors' retirement bonuses		281			241	
Total long-term liabilities		93,813	19.2		87,443	12.4
III Statutory reserves						
Reserve for securities transactions		1,261			1,888	
Total statutory reserves		1,261	0.3		1,888	0.3
Total liabilities		448,999	92.0		653,735	92.9

	March 31, 2004			March 31, 2005		
Item	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)						
I Common Stock		11,463	2.3		11,469	1.7
II Capital surplus						
1 Additional paid-in capital		9,312			9,317	
Total capital surplus		9,312	1.9		9,317	1.3
III Earned surplus						
1 Earned surplus reserves		159			159	
2 Voluntary reserves		4,250			4,250	
Special purpose reserves	4,250			4,250		
3 Inappropriate retained earnings		13,893			24,271	
Total earned surplus		18,302	3.8		28,680	4.1
IV Net unrealized gain (loss) on investment securities, net of taxes		52	0.0		213	0.0
V Treasury stock		(17)	(0.0)		(21)	(0.0)
Total shareholders' equity		39,112	8.0		49,658	7.1
Total liabilities and shareholders' equity		488,111	100.0		703,393	100.0

Statements of Income

Item	Year ended March 31, 2004 Millions of Yen		%	Year ended March 31, 2005 Millions of Yen		%
I Operating revenues						
Commissions		20,206			27,083	
Brokerage commissions	18,933			25,182		
Underwriting and selling commissions	191			307		
Subscription and distribution commissions	36			29		
Others	1,047			1,564		
Net gain (loss) on trading		30			(88)	
Interest and dividend income		4,800			9,923	
Total operating revenues		25,036	100.0		36,918	100.0
II Interest expenses		1,298			2,295	
Net operating revenues		23,738	94.8		34,623	93.8
III Selling, general and administrative expenses		9,461	37.8		12,022	32.6
Transaction related expenses	2,260			3,339		
Employees' compensation and benefits	1,845			1,923		
Occupancy and rental	399			295		
Data processing and office supplies	3,995			5,376		
Depreciation	682			748		
Duties and taxes other than income taxes	61			189		
Provision of allowance for doubtful accounts	94			—		
Others	124			152		
Operating income		14,277	57.0		22,601	61.2
IV Non - operating income		27	0.1		67	0.2
V Non – operating expenses		298	1.2		108	0.3
Bond issuing costs	169			95		
Others	129			14		
Ordinary income		14,007	55.9		22,559	61.1

	Year ended March 31, 2004			Year ended March 31, 2005		
Item	Millions of Yen		%	Millions of Yen		%
VI Special profits						
Gain on sales of investment securities	0			—		
Gain on sales of corporate golf membership and resort membership	1			—		
Reversal of allowance for doubtful acounts	—			49		
Total special profits		2	0.0		49	0.2
VII Special losses						
Loss on sales and disposals of property and equipment	130			19		
Provision for statutory reserves	508			627		
Devaluation loss on telephone subscription rights	—			8		
Devaluation loss on investment securities	55			—		
Loss on cancellation of lease contracts	48			—		
Devaluation loss on corporate golf membership and resort membership	6			—		
Loss on sales of corporate golf membership and resort membership	0			—		
Expenses for the relocation of the head office	29			—		
Total special losses		776	3.1		653	1.8
Income before income taxes		13,233	52.8		21,954	59.5
Income taxes - current	6,672			9,481		
Income taxes - deferred	(713)	5,958	23.8	(164)	9,317	25.3
Net income		7,275	29.0		12,638	34.2
Inappropriate retained earnings at the beginning of period		6,619			11,633	
Inappropriate retained earnings at the end of period		13,893			24,271	

Statements of Appropriation of Retained Earnings

	Year ended March 31, 2004 (June 27, 2004) *2		Year ended March 31, 2005 (June 26, 2005)	
Item	(Millions of Yen)		(Millions of Yen)	
I Inappropriate retained earnings at the beginning of period		13,893		24,271
II Appropriation				
Dividends *1	2,183		3,792	
Bonuses to directors	74		99	
Bonuses to corporate auditors	3	2,260	—	3,891
III Inappropriate retained earnings brought forward to the following period		11,633		20,380

*Note 1 Fiscal 2003 Cash dividend per share: 24.54Yen.
Fiscal 2004 Cash dividend per share: 42.58Yen.
2 Dates mentioned in the table above are those of the ordinary general shareholders' meeting held for approval.

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Notice to readers:

The financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(2) Major Sources of Borrowings and Amounts thereof

(Millions of Yen)

Lenders	Types of borrowings	Outstanding Balance as of March 31, 2004	Outstanding Balance as of March 31, 2005
Resona Bank, Limited	Short-term borrowings	4,000	5,000
Mizuho Corporate Bank, Ltd.	Short-term borrowings	300	5,000
UFJ Bank Limited	Short-term borrowings	5,000	5,000
Sumitomo Mitsui Banking Corporation	Short-term borrowings Long-term borrowings	— 508	5,000 363
The Hachijuni Bank, Ltd.	Short-term borrowings Long-term borrowings	2,000 2,000	2,000 2,000
The Bank of Tokyo-Mitsubishi, Ltd.	Long-term borrowings	4,000	5,200
Syndicated Loan	Long-term borrowings	28,000	28,000
Japan Securities Finance Co., Ltd.	Loans from securities finance companies	55,572	86,687
Osaka Securities Finance Co., Ltd.	Loans from securities finance companies	8,031	16,120

Note: Syndicated loan is financed by the coordination of 61 financial institutions arranged by Mizuho Corporate Bank. Mizuho Corporate Bank also works as the agent for this loan.

(3) Status of Securities held by the Company

1. "Other securities" held without selling purposes

① Securities whose market value is available

(Millions of Yen)

		As of March 31, 2004			As of March 31, 2005		
		Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Those whose book value exceeds acquisition cost	(1) Stocks	137	338	201	211	702	491
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	137	338	201	211	702	491
Those whose book value do not exceed acquisition cots	(1) Stocks	707	594	(113)	707	575	(132)
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	707	594	(113)	707	575	(132)
Total		844	932	88	918	1,277	359

② Major securities whose market value is not available

(Millions of Yen)

	As of March 31, 2004	As of March 31, 2005
	Book value	Book value
"Other securities" which are not listed on securities exchanges (excluding over-the-counter securities)	244	404

Note: Devaluation loss of investment securities amounting 55 million Yen is recognized in the year ended March 31, 2004.

(4) Status of Securities Derivative Transactions

There is no pertinent matter.

(5) Audit of the Financial Statements by an Audit Corporation, Etc.

The financial statements of the Company have been audited by ChuoAoyama PricewaterhouseCoopers pursuant to Article 193-2 of the Securities and Exchange Law.

IV. Status of Management System

1. Outline of Internal Management

Translation omitted.

2. Status of Securities Custody

(1) Funds of trusted money segregated for customers as fiduciary assets

(Millions of Yen)

	As of March 31, 2005
Required amount of money to be segregated for customers as fiduciary assets calculated on the latest reference date	217,281
Trusted money segregated for customers as fiduciary assets	223,003
Required amount of money to be segregated for customers as fiduciary assets calculated at the end of period	215,056

(2) Safekeeping of Securities

① Customers' securities in Custody

Types of Securities	Domestic Securities	Overseas Securities
Stocks	823,223 thousands of shares	21,887 thousand shares
Bonds	— Millions of Yen	— Millions of Yen
Beneficiary Certificates	0 Million units	2,273 Million units
Others (Warrant)	— Million warrants	43 Million warrants

② Securities borrowed and deposited from customers

	Number of securities
Stocks	473,079 thousand shares
Beneficiary Certificates	0 million units

③ Safekeeping practices

Translation omitted.

V. Status of Consolidated Subsidiaries of the Company, Etc.

1. Business Group

The Company invests on the 100% share of Matsui Real Estate Co., Ltd.

2. Trade Name, Location, Shareholders' Equity and Description of Business of Subsidiaries and Affiliates of the Company

Trade Name	Location	Paid in Capital	Business involved	Shares owned by the Company and its subsidiaries	The percentage share of Voting rights owned by the Company
Matsui Real Estate Co., Ltd.	20-7, Nihombashi 1-chome, Chuo-ku, Tokyo	100 million Yen	Holding, management and rental of real estates	9 thousand shares	100.0%

Note: The Capital of the affiliated Company mentioned above has been reduced during the fiscal year ended March 31, 2005.
The Capital before reduction is 450 millions yen.

SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C. 209 SECTION

File No. 82-5215

(Summary translation)

Annual Securities Report Including Financial Statements Under Japanese GAAP For the Year Ended March 31, 2005

Matsui Securities Co., Ltd.

1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On June 27, 2005

1 Information on the Company

Part 1 Outlook for the Company's Status

1 Major Business Indices

(1) Consolidated Business Indices

		Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003	Year Ended March 31, 2004	Year Ended March 31, 2005
Operating revenues	(Millions of Yen)	8,081	12,785	13,425	25,036	36,918
Net operating revenues	(Millions of Yen)	—	11,435	12,151	23,738	34,623
Ordinary income	(Millions of Yen)	3,001	3,939	3,518	14,016	22,571
Net income	(Millions of Yen)	1,549	1,870	1,485	7,280	12,645
Shareholders' equity	(Millions of Yen)	9,400	31,124	32,033	39,162	49,715
Total assets	(Millions of Yen)	208,021	187,606	169,904	488,166	703,456
Shareholders' equity per share	(Yen)	258.90	355.25	363.80	439.36	557.20
Earnings per share	(Yen)	114.77	24.56	16.94	81.50	140.98
Fully diluted earnings per share	(Yen)	—	24.11	16.66	76.99	125.56
Shareholders' equity ratio	(%)	7.7	16.6	18.9	8.0	7.1
Return on equity	(%)	17.9	9.2	4.7	20.5	28.5
Price earnings ratio	(Times)	—	68.09	54.73	39.88	30.39
Cash flows from operating activities	(Millions of Yen)	1,490	(12,211)	(6,236)	(87,829)	(25,019)
Cash flows from investing activities	(Millions of Yen)	65	(1,667)	(2,280)	(1,290)	(1,026)
Cash flows from financing activities	(Millions of Yen)	417	18,543	6,034	113,875	57,552
Cash and cash equivalent at end of period	(Millions of Yen)	2,807	7,472	4,989	29,744	61,251
Number of employees [Average temporary staff]		153 [66]	194 [45]	171 [44]	169 [42]	148 [34]

Notes: As a result of two-for-one stock split on November 20, 2000, the number of shares increased by 6,053,840 shares and the total number of shares outstanding amounted to 12,107,680 shares.

(2) Non-Consolidated Business Indices

		Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003	Year Ended March 31, 2004	Year Ended March 31, 2005
Operating revenues [Commissions]	(Millions of Yen)	8,081 [6,677]	12,785 [10,215]	13,425 [10,240]	25,036 [20,206]	36,918 [27,083]
Net operating revenues	(Millions of Yen)	—	11,435	12,151	23,738	34,623
Ordinary income	(Millions of Yen)	2,989	3,921	3,505	14,007	22,559
Net income	(Millions of Yen)	1,543	1,859	1,478	7,275	12,638
Capital stock	(Millions of Yen)	634	11,381	11,405	11,463	11,469
Total shares outstanding	(1,000 shares)	36,309	87,611	88,051	88,967	89,055
Shareholders' equity	(Millions of Yen)	9,373	31,086	31,987	39,112	49,658
Total assets	(Millions of Yen)	207,990	187,560	169,857	488,111	703,393
Shareholders' equity per share	(Yen)	258.14	354.82	363.29	438.80	556.56
Annual dividends per share [Interim dividends per share]	(Yen)	Old Shares: 3.00 New Shares: 0.18 [—]	3.19 [—]	5.04 [—]	24.54 [—]	42.58 [—]
Earnings per share	(Yen)	114.26	24.42	16.86	81.44	140.90
Fully diluted earnings per share	(Yen)	—	23.98	16.58	76.93	125.49
Shareholders' equity ratio	(%)	7.7	16.6	18.8	8.0	7.1
Return on equity	(%)	17.9	9.2	4.7	20.5	28.5
Price earnings ratio	(Times)	—	68.47	54.99	39.90	30.40
Dividends payout ratio	(%)	2.64	15.03	30.03	30.01	30.00
Dividends per shareholders' equity	(%)	0.43	0.90	1.39	5.58	7.64
Capital adequacy ratio	(%)	302.1	843.4	830.4	436.1	371.5
Number of employees [Average temporary staff]		153 [66]	194 [45]	171 [44]	166 [41]	147 [33]

Notes:

1. As a result of two-for-one stock split on November 20, 2000, the number of shares increased by 6,053,840 shares and the total number of shares outstanding amounted to 12,107,680 shares.
2. Annual dividends per share for the year ended March 31, 2001 for the stock which had been newly issued on March 11, 2001 are calculated based on the period outstanding. "Old shares" on the table are existing shares at the issuance and "New Shares" are newly issued shares.
3. Capital adequacy ratios as of March 31, 2002 or later are calculated with appropriated retained earnings being deduced from tier I capital.
4. The Company split its stock three-for-one on May 17, 2005 for the shareholders as of March 31, 2005, and the stock prices as of March 31, 2005 are those of ex-rights. The price earnings ratio for the year ended March 31, 2005 is calculated by multiplying ex-rights price by split ratio.

2 Company's History

Translation omitted.

3 Company's Business

Translation omitted.

4 Affiliated Companies

Translation omitted.

5 Employees

(1) Consolidated Company

The Company and its consolidated company employ 148 employees and 34 temporary employees.

(2) Non-consolidated Company

The Company employs 147 employees and 33 temporary employees. Their average age is 33.5 years old and the average of their annual compensation is 7,638 thousand yen.

(3) Employees' union

The Company has been keeping good relationship with the Matsui Securities Co., Ltd. Employees' Union. The total number of members of the Union is 93.

Part 2 Outlook for the Company's business

1 Outlook for the Company's Business Results

Translation omitted.

2 Problems and Challenges to the Company's Business

Translation omitted.

3 Business Risk

Translation omitted.

4 Important Contracts for the Company's Business

The Company entered into a contract dated May 2002 with Japan Future Information Technology and Systems Co., Ltd. on the Information processing, and also with Financial System Service Co., Ltd. (a company incorporated on February 1, 2005 as a result of merger between former Trade One System Co., Ltd. and Financial System Provider Co., Ltd.) on the back-office operations. Japan Future Information Technology and Systems Co., Ltd. and Financial System Service Co., Ltd. are both subsidiaries of CSK Corporation. Financial System Service Co., Ltd. was renamed as CSK Securities Service Co., Ltd. on April 1, 2005.

5 Research and Development

No relevant items.

6 Analysis of Financial Position and Operating Results

Translation omitted.

Part 3 Equipment

1 Investment on equipment

The company invested 1,159 million yen in the year ended March 31, 2005 to acquire software to enhance service and introduce new products.

2 Major equipment

(1) The Company

Offices	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Headquarter	Chiyoda-ku, Tokyo	Other equipment	112	233	— (—)	345	147
Nihombashi Branch	Chuo-ku, Tokyo	Other equipment	19	12	— (—)	31	–

Note:

1. The headquarter is lent from Sumitomo Realty & Development Co., Ltd. and Nihombashi Branch is lent from Matsui Real Estate Co., Ltd., the Company's subsidiary.
2. The Company established a Call Center in Sapporo ("Sapporo Center" in Hokkaido) on June 1, 2005.
3. Costs incurred in relation to investments on information technology of the online securities trading system are mainly accounted for "Software" in the balance sheet of the Company. The total book value of Software totaled 2,215 million yen as of March 31, 2005.

(2) Domestic Subsidiary

Name	Location	Category	Book value (Millions of yen)				Number of employees
			Buildings	Equipment	Land (Area m^2)	Total	
Matsui Real Estate Co., Ltd.	Chuo-ku, Tokyo	Other equipment	56	0	279 (3,906)	334	1

3 Plans to purchase or dispose equipment

The Company plans to invest 1,000 million yen mainly on online securities trading systems by its own capital from April 2005 through March 2006, and 100 million yen on Sapporo Call Center by its own capital from February 2005 through July 2005. The Company has no plans to dispose major equipment.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of shares

Total Shares Authorized	
Common Stock	350,000,000 shares
Total	350,000,000 shares

Note: As a result of three-for-one stock split was effected on May 17, 2005, based on the resolution of board meeting of Directors held on January 24, 2005, the total number of shares authorized increased by 700,000,000 shares, and amounted to 1,050,000,000 shares.

	Number of Shares Outstanding		Stock Exchanges Listed
	As of March 31, 2005 (End of the fiscal year ended March 31, 2005)	As of June 27, 2005 (Date of the filing of this Report)	
Common Stock	89,055,315 shares	267,320,456 shares	Tokyo Stock Exchange (First Section)
Total	89,055,315 shares	267,320,456 shares	—

Note:

1. The number of shares outstanding as of June 27, 2005 does not include those shares issued as a result of the execution of new-share purchase rights in the period from June 1, 2005 to June 27, 2005.
2. As a result of three-for-one stock split effected on May 17, 2005, the total number of shares outstanding increased by 178,110,630 shares to the shares outstanding as of March 31, 2005.
3. The appropriation of retained earnings, which proposed 42.58 yen per share, was resolved at the 89th Ordinary General Meeting of Shareholders held on June 26, 2005. In accordance with this resolution, the conversion price of the Zero Coupon Convertible bonds due 2001 is retroactively adjusted for the period from April 1, 2005. Following this adjustment, additional shares have been issued on June 26, 2005 to the bondholders who had exercised their rights during that period, but those additional shares are not counted in the number of shares outstanding as of date of filling of this report. Prior to this adjustment, the conversion prices are retroactively adjusted for the period from April 1, 2005 in accordance with the stock split mentioned in note 2.

(2) New-Share Purchase Rights

Zero Coupon Convertible Bonds due 2011(issued on November 17, 2003)		
	As of March 31, 2005	As of May 31, 2005
Number of new-share purchase rights	20,000	19,900
Number of shares to be issued	10,300,517 common stocks	31,040,399 common stocks
Total value of payment	40,000,000,000 yen (2,000,000 yen per new-purchase rights)	39,800,000,000 yen (2,000,000 yen per new-purchase rights)
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 3,883.3 Capitalized as common stocks: 1,942	Price of issuance: 1,282.2 Capitalized as common stocks: 642
Period of exercise of rights	From December 1, 2003 to March 17, 2011	Same as the left column.
Restrictions on assignment of rights	The new-share purchase right must not be assigned separately from the bond.	Same as the left column.
The balance of convertible bonds (Million yen)	40,000	39,800

Translation omitted for the new-share purchase rights issued by stock options: See (7) Details of Stock Options

(3) Total Number of Shares Outstanding and Capital Stock

	Shares Outstanding (Number of Shares)		Capital Stock (Millions of Yen)		Additional Paid in Capital (Millions of Yen)		Notes
	Change	Outstanding amount	Change	Outstanding amount	Change	Outstanding amount	
November 20, 2000	6,053,840	12,107,680	–	610	–	200	Stock split (1:2)
March 11, 2001	24,201,360	36,309,040	24	634	–	200	Issuance to Shareholders (1:2) 1 Yen / Share
June 5, 2001	36,302,040	72,611,080	36	671	–	200	Issuance to Shareholders (1:1) 1 Yen / Share
August 1, 2001	15,000,000	87,611,080	10,710	11,381	9,030	9,230	Issuance to general public 1,316 Yen / Share
From April 1, 2002 To March 31, 2003	440,219	88,051,299	24	11,405	24	9,254	Execution of New-share purchase rights
From April 1, 2003 To March 31, 2004	915,760	88,967,059	58	11,463	57	9,312	Execution of New-share purchase rights
From April 1, 2004 To March 31, 2005	88,256	89,055,315	6	11,469	6	9,317	Execution of New-share purchase rights

Note:

1. Yen/Share shown in the table represents per-share amount of cash inflow to the Company.
2. As a result of exercise of new-share purchase rights of the convertible bond during the period from April 1, 2005 to May 31, 2005, the number of shares outstanding increased by 155 thousand shares, the Capital stock increased by 100 million yen and the additional paid in Capital increased by 100 million yen respectively.

(4) Distribution of Shares

(As of March 31, 2005)

	Distribution of shares (1 unit = 100 shares)								Odd-lot Shares (Shares)
	National and Municipal Governments	Financial Institutions	Securities Companies	Other Institutions	Foreign Institutions and others		Individuals and others	Total	
					Shareholders other than individual	Individual			
Number of shareholders	—	44	15	163	167	4	27,758	28,151	—
Number of shares held (unit)	—	134,140	4,100	120,723	103,575	56	527,861	890,455	9,815
Percentage	—	15.06	0.46	13.56	11.63	0.01	59.28	100.00	—

Note : 102 out of 10,219 treasury stocks are included in the "Individuals and others" and 19 of 10,219 treasury stocks are included in "odd-lot shares."

(5) Principal Shareholders

(As of March 31, 2005)

Name	Address	Shares Owned (1,000 shares)	Percentage of Shares Owned to the Total Shares Outstanding (%)
Chizuko Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	25,233	28.33
Michio Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	11,699	13.14
Shokosha Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	8,130	9.13
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	5,118	5.75
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	3,564	4.00
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo, Japan	2,553	2.87
Michitaro Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Chiaki Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
Yuma Matsui	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	1,463	1.64
AIG Life Holding Company (Japan), Inc. (General Account)	2-3-14, Higashishinagawa, Shinagawa-ku, Tokyo, Japan	1,295	1.45
Total	—	61,983	69.60

(6) Voting Rights

(As of March 31, 2005)

Shares without Voting Rights	Shares with Full Voting Rights		Odd Lot Shares (1 Lot = 100 shares)	Total shares outstanding
	Treasury Stock	Others		
—	10,200	89,035,300 Shares	9,815 Shares	89,055,315

Note: 19 treasury stocks are included in Odd Lot Shares.

(7) Details of Stock Options

The number of shares issued as of June 27, 2005 reflects the effect of stock split of May 17, 2005 but does not reflect the reduction of shares to be issued by the execution of new-share purchase rights in the period from June 1, 2005 to June 27, 2005.

(As of June 27, 2005)

Special resolution of extraordinary shareholders' meeting (January 29, 2001)	
Number of shares to be issued	19,479 Common stocks
Holder of rights	Employees: 4 (12,399 Shares) Retired employees: 4 (7,080 Shares)
Total value of payment	720,723 Yen
Period of exercise of rights	From February 1, 2003 to January 31, 2006
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 37 Yen Capitalized as common stocks: 19 Yen
Restrictions on assignment of rights	They must not be assigned, collateralized nor bequeathed to the third party.

(As of June 27, 2005)

Special resolution of general shareholders' meeting (June 1, 2001)	
Number of shares to be issued	622,797 Common stocks
Holder of rights	Directors: 1 (595,419 Shares) Employees: 7 (22,617 Shares) Retired employees: 2 (4,761 Shares)
Total value of payment	27,403,068 Yen
Period of exercise of rights	From December 1, 2003 to January 31, 2007
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 44 Yen Capitalized as common stocks: 22 Yen
Restrictions on assignment of rights	They must not be assigned, collateralized nor bequeathed to the third party.

(As of June 27, 2005)

Special resolution of general shareholders' meeting (June 16, 2002)	
Number of shares to be issued	904,500 Common stocks
Eligible holder of rights	Directors: 7 (612,000 Shares) Employees: 22 (112,500 Shares) Retired directors: 1 (180,000 Shares)
Total value of payment	505,615,500 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2010
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 559 Yen Capitalized as common stocks: 280 Yen
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.

(As of June 27, 2005)

Special resolution of general shareholders' meeting (June 22, 2003)	
Number of shares to be issued	978,000 Common stocks
Eligible holder of rights	Directors: 8 (576,000 Shares) Employees: 63 (282,000 Shares) Retired directors: 1 (120,000 Shares)
Total value of payment	541,812,000 Yen
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 554 Yen Capitalized as common stocks: 277 Yen
Period of exercise of rights	From July 15, 2005 to July 14, 2008
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.

(As of June 27, 2005)

Special resolution of general shareholders' meeting (June 27, 2004)	
Number of shares to be issued	964,500 Common stocks
Eligible holder of rights	Directors: 8 (405,000 Shares) Employees: 76 (559,500 Shares)
Total value of payment	1,173,796,500 Yen
Price of issuance and amount to be capitalized as common stocks	Price of issuance: 1,217 Yen Capitalized as common stocks: 609 Yen
Period of exercise of rights	From July 15, 2006 to July 14, 2009
Restrictions on assignment of rights	Assignments of rights require the approval of board of directors.

2 Acquisition of treasury stocks

No relevant items.

3 Dividend Policy

The Company has a policy to distribute 30% of net income as dividend every year.

The Company's retained earnings will be invested on systems and others and will be used as operating capital for the margin trading service.

4 Price of Shares

		Year Ended March 31, 2001	Year Ended March 31, 2002	Year Ended March 31, 2003	Year Ended March 31, 2004	Year Ended March 31, 2005
Yearly Highest and Lowest Prices for the Last Five fiscal years	Highest (Yen)	—	2,020	1,800	3,570	4,370 [1,509]
	Lowest (Yen)	—	1,410	675	705	2,695 [1,355]

		October 2004	November 2004	December 2004	January 2005	February 2005	March 2005
Monthly Highest and Lowest Prices for the second half of fiscal 2004 Ended March 31, 2005	Highest (Yen)	3,050	3,310	3,570	3,870	3,860	4,370 [1,509]
	Lowest (Yen)	2,710	2,740	3,070	3,360	3,590	3,780 [1,355]

Note:

1. The Company's shares have been listed on the Tokyo Stock Exchange since August 1, 2001.
2. The prices shown in parentheses are those of ex-rights due to the stock split.

5 Executives

	Title	Number of shares held
Michio Matsui	President and Chief Executive Officer	35,096
Yuichiro Kuki	Senior Managing Director	139
Hirohito Imada	Senior Managing Director (Chief Financial Officer)	1
Akira Nakamura	Managing Director (General Manager of Compliance Office)	307
Yoshihiko Sugiyama	Director (General Manager of Risk Management Dept.)	110
Masahito Amemiya	Director (General Manager of President Office)	121
Ayumi Sato	Director (General Manager of Customer Support Dept.)	28
Yukihiro Yabuki	Director (General Manager of Business Development Dept.)	1
Yoshinobu Isokawa	Standing Corporate Auditor	23
Kyosuke Moriya	Corporate Auditor	318
Kentaro Aoki	Corporate Auditor	—
Total	—	36,144

The Company appointed Mr. Yoshio Yoshida, a lawyer, as a substitute auditor in preparation for the vacancy of incumbent auditors.

6 Corporate Governance

Translation omitted.

7 Operations of Business

(1) Commissions

(Millions of Yen)

		Stocks	Bonds	Beneficiary Certificates	Others	Total
Year ended March 31, 2004	Brokerage commissions	18,798	—	83	52	18,933
	Underwriting and selling commissions	191	—	—	—	191
	Subscription and distribution commissions	35	—	—	1	36
	Others	332	—	1	714	1,047
	Total	19,355	—	85	766	20,206
Year ended March 31, 2005	Brokerage commissions	25,060	—	86	36	25,182
	Underwriting and selling commissions	307	—	—	—	307
	Subscription and distribution commissions	29	—	—	—	29
	Others	597	—	5	962	1,564
	Total	25,993	—	91	998	27,083

(2) Net Gain on Trading

(Millions of Yen)

	Year ended March 31, 2004			Year ended March 31, 2005		
	Realized gain and loss	Evaluation gain and loss	Total	Realized gain and loss	Evaluation gain and loss	Total
Net gain on trading of stocks	(2)	29	28	(94)	(0)	(94)
Net gain on trading of bonds and others	1	1	2	6	(0)	6
Bonds	—	—	—	—	—	—
Others	1	1	2	6	(0)	6
Total	(0)	30	30	(88)	(0)	(88)

(3) Operations of Securities Trading

[1] Trading of securities excluding futures trading

i)Stocks

(Thousands of shares, millions of Yen)

	In the securities markets				Out of the securities market				Total	
	Brokerage		Proprietary trading		Brokerage		Proprietary trading			
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2004	24,476,195	12,894,367	7,150	2,980	819,632	753,607	710	289	(—) 25,303,687	(—) 13,651,243
Year ended March 31, 2005	29,929,376	19,096,712	8,645	2,779	1,321,343	1,301,966	217	1,263	(26,829) 31,259,581	(510) 20,402,719

Note: Number of shares and trade value shown in parentheses are those of foreign securities, which are also included in the numbers below each.

(Margin Trading)

(Thousands of shares, millions of Yen)

	Brokerage		Proprietary trading		Total	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2004	16,968,701	9,960,124	77	338	16,968,778	9,960,462
Year ended March 31, 2005	19,654,387	14,196,879	111	448	19,654,498	14,197,328

ii) Bonds

(Thousands of shares, millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Year ended March 31, 2004	—	—	—	—	—	—
Year ended March 31, 2005	—	—	—	—	—	—

(Brokerage trading)

(Thousands of shares, millions of Yen)

	Government bonds	Municipal bonds	Special bonds	Corporate bonds	Foreign bonds	Total
Year ended March 31, 2004	—	—	—	—	—	—
Year ended March 31, 2005	—	—	—	—	—	—

iii) Beneficiary Certificates

(Millions of Yen)

	Brokerage		Proprietary trading					Total
	Stock investment Trust	Foreign investment trust	Stock investment trust		Bond investment trust		Foreign investment trust	
	Open type		Unit type	Open type	Unit type	Open type		
Year ended March 31, 2004	62,627	—	—	58	—	—	—	62,685
Year ended March 31, 2005	71,857	1	—	53	—	—	—	71,912

iv) Others

(Millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial paper	Foreign certificates	Others	Total
Year ended March 31, 2004	—	—	—	—	12,108	12,108
Year ended March 31, 2005	—	—	—	—	8,411	8,411

(Brokerage trading)

(Thousands of shares, millions of Yen)

	New-share purchase rights	Foreign new-share purchase rights	Commercial Paper	Foreign certificates	Others	Total
Year ended March 31, 2004	—	—	—	—	12,108	12,108
Year ended March 31, 2005	—	—	—	—	8,411	8,411

[2] Futures Trading

i)Stock-related

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2004	—	—	10,862,936	1,957	10,864,893
Year ended March 31, 2005	—	—	14,279,955	—	14,279,955

ii)Bond-related

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Year ended March 31, 2004	—	—	—	—	—
Year ended March 31, 2005	—	—	—	—	—

[3] Underwriting and selling, Subscription and distribution and Private offering

i)Stocks

(Thousands of Shares, millions of Yen)

		Underwriting		Selling		Subscription		Distribution		Private offerings	
		Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Year ended March 31, 2004	Domestic Stocks	1,150	3,397	78	698	47	1,706	—	—	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—
Year ended March 31, 2005	Domestic Stocks	544	5,399	363	1,688	57	793	19	56	—	—
	Foreign Stocks	—	—	—	—	—	—	—	—	—	—

ii)Bonds

(Millions of Yen)

		Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2004	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—
Year ended March 31, 2005	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—

iii)Beneficiary certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2004	—	—	2,098	—	—
Year ended March 31, 2005	—	—	3,160	—	—

iv)Others

(Millions of Yen)

	Products	Underwriting	Selling	Subscription	Distribution	Private offerings
Year ended March 31, 2004	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	12	—	—
Year ended March 31, 2005	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—

(4) Other Operations

[1] Custody of Securities

		Stocks	Bonds	Beneficiary certificates	Others
As of March 31, 2004	Domestic Securities	815,345 thousand shares (523,118 million yen)	— million yen	Unit type — million units Open type Stocks 6 million units Open type Bonds — million units	Subscription warrant — million warrants Commercial paper — million yen
	Foreign Securities	2 thousand shares (0 million yen)	— million dollars	Corporate type — million units Contract Type 1,168 million units (1,219 million yen)	Subscription warrant — million warrants Other foreign securities — million yen Others 33 million warrants
As of March 31, 2005	Domestic Securities	823,224 thousand shares (565,123 million yen)	— million yen	Unit type — million units Open type Stocks 1 million units Open type Bonds — million units	Subscription warrant — million warrants Commercial paper — million yen
	Foreign Securities	21,888 thousand shares (427 million yen)	— million dollars	Corporate type — million units Contract Type 2,274 million units (2,435 million yen) Foreign beneficiary certificates 0 million units	Subscription warrant — million warrants Other foreign securities — million yen Others 43 million warrants

[2] Margin trading

(Thousands of shares, millions of Yen)

	Loans to customers for their margin trading and the number of shares customers bought by the loan		Number of shares the Company lends to customers and the value of these securities sold by the customers	
	Value	Number of shares	Number of shares	Value
Year ended March 31, 2004	252,081	377,272	57,262	37,296
Year ended March 31, 2005	384,484	572,987	66,887	39,535

(5) Capital Adequacy Ratio

(Millions of Yen)

		As of March 31, 2004	As of March 31, 2005
Tier I Capital	①	36,799	45,554
Tier II Capital ②	Net unrealized gain on investment	52	213
	Statutory reserves	1,261	1,888
	Allowance for doubtful accounts	205	171
	Short-term Subordinate debts	500	—
		2,019	2,272
Assets to be deducted from equity capital	③	4,633	5,207
Equity capital after deduction	①+②−③ (A)	34,184	42,618
Risk	Market risk	135	166
	Counterparty risk	5,439	8,341
	Basic risk (The quarter of total operating expenses for the year ended the last month but one)	2,262	2,963
	Total (B)	7,837	11,471
Capital adequacy ratio	(A)/(B)×100	% 436.1	% 371.5

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

Part 5 Financial Status

1 Presentation of Financial Statements

(1) Consolidated Financial Statements

Pursuant to the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68, the consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the proviso of the additional clause 2 of the "Revision of the regulations of financial statements"(Cabinet Office Ordinance No.5, January 30, 2004), the consolidated financial statements have been prepared according to the former regulations.

(2) Non-Consolidated Financial Statements

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the proviso of the additional clause 2 of the "Revision of the regulations of financial statements"(Cabinet Office Ordinance No.5, January 30, 2004), the financial statements have been prepared according to the former regulations.

(3) Presentation of Amounts

The amounts presented in the consolidated and non-consolidated financial statements are rounded to the nearest million yen.

2 Audit Report

The consolidated and non-consolidated financial statements for the fiscal years ended March 31, 2004 and 2005 were audited by ChuoAoyama Audit Corporation based on the Article 193-2 of Japanese Securities and Exchange Law.

Notice to readers:

The accompanying consolidated financial statements and non-consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements and non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

[1] Consolidated Balance Sheets

Item	Note	March 31, 2004			March 31, 2005		
		Millions of Yen		%	Millions of Yen		%
(Assets)							
Ⅰ Current Assets							
Cash and bank deposits			29,744			61,251	
Cash segregated as deposits			183,002			223,003	
Cash in trust			4,400			9,000	
Trading assets			397			107	
Net receivables arising from pre-settlement date trades			14			923	
Margin account assets:			261,154			389,358	
Loans receivable from customers		252,081			384,484		
Cash deposited as collateral for securities borrowed from securities finance companies		9,073			4,875		
Receivable on collateralized securities transactions:			—			1,610	
Cash deposits collateral for securities borrowed		—			1,610		
Receivables from customers and others			23			133	
Advance paid for subscription			44			—	
Short-term guarantee deposits			899			6,795	
Prepaid expenses			176			183	
Accrued income			1,931			3,431	
Deferred income taxes			692			613	
Others			616			1,033	
Allowance for doubtful accounts			(206)			(171)	
Total current assets			482,887	98.9		697,270	99.1
Ⅱ Fixed assets							
1 Tangible fixed assets			974	0.2		1,155	0.2
Buildings	※1	461			433		
Equipment and instruments	※1	194			249		
Land		319			474		
2 Intangible assets			2,055	0.4		2,253	0.3
Software		1,997			2,215		
Others		58			39		
3 Investments and others			2,250	0.5		2,777	0.4
Investment securities		1,177			1,680		
Investment in partnership		3			2		
Long-term loans receivable		168			30		
Long-term guarantee deposits		193			202		
Long-term prepaid expenses		21			13		
Deferred income taxes		643			776		
Others		307			104		
Allowance for doubtful accounts		(261)			(31)		
Total fixed assets			5,279	1.1		6,185	0.9
Total assets			488,166	100.0		703,456	100.0

Item	Note	March 31, 2004			March 31, 2005		
		Millions of Yen		%	Millions of Yen		%
(Liabilities)							
Ⅰ Current liabilities							
Trading assets			217			0	
Margin account liabilities:			101,342			142,920	
Loans from securities finance companies	※2	64,046			103,384		
Proceeds of securities sold on customers' account		37,296			39,535		
Payables on collateralized securities transactions:			23,579			73,780	
Cash deposits as collateral for securities loaned		23,579			73,780		
Deposits received			79,361			106,567	
Guarantee money received			112,977			137,467	
Suspense account for undelivered securities			15			1	
Short-term borrowings	※2		25,177			93,829	
Commercial paper			3,000			1,000	
Bond due within one year	※4		500			—	
Deferred revenue			88			99	
Accounts payable			619			750	
Accrued expenses			943			1,353	
Accrued income taxes			6,112			6,342	
Accrued bonuses			—			301	
Others			0			0	
Total current liabilities			353,929	72.5		564,409	80.2
Ⅱ Long-term liabilities							
Bond			20,000			40,000	
Convertible bond			40,000			40,000	
Long-term borrowings			33,532			7,203	
Reserve for directors' retirement bonuses			281			241	
Others			0			0	
Total long-term liabilities			93,813	19.2		87,443	12.4
Ⅲ Statutory reserves							
Reserve for securities transactions	※5		1,261			1,888	
Total statutory reserves			1,261	0.3		1,888	0.3
Total liabilities			449,004	92.0		653,740	92.9
(Shareholders 'equity)							
Ⅰ Common Stock			11,463	2.3		11,469	1.7
Ⅱ Capital surplus			9,312	1.9		9,317	1.3
Ⅲ Earned surplus			18,352	3.8		28,737	4.1
Ⅳ Net unrealized gain (loss)on investment securities, net of taxes			52	0.0		213	0.0
Ⅴ Treasury Stock	※6		(17)	(0.0)		(21)	(0.0)
Total shareholders' equity			39,162	8.0		49,715	7.1
Total liabilities and shareholders' equity			488,166	100.0		703,456	100.0

[2] Consolidated Statements of Income

Item	Note	Year ended March 31, 2004 Millions of Yen		%	Year ended March 31, 2005 Millions of Yen		%
I Operating revenues							
Commissions			20,206			27,083	
Brokerage commissions		18,933			25,182		
Underwriting and selling commissions		191			307		
Subscription and distribution commission		36			29		
Others		1,047			1,564		
Net gain (loss) on trading			30			(88)	
Interest and dividend income			4,800			9,923	
Total operating revenues			25,036	100.0		36,918	100.0
II Interest expenses			1,298			2,295	
Net Operating revenues			23,738	94.8		34,623	93.8
III Selling, general and administrative expenses			9,453	37.8		12,016	32.6
Transaction related expenses		2,261			3,339		
Employees' compensation and benefits	※1	1,863			1,927		
Occupancy and rental		369			273		
Data processing and office supplies		3,986			5,373		
Depreciation		689			754		
Duties and taxes other than income taxes		67			195		
Provision of allowance for doubtful accounts		94			—		
Others		125			154		
Operating income			14,285	57.0		22,607	61.2
IV Non-operating income			30	0.1		73	0.2
V Non-operating expenses			298	1.1		108	0.3
Bond issuing costs		169			95		
Others		129			14		
Ordinary income			14,016	56.0		22,571	61.1

Item	Note	Year ended March 31, 2004 Millions of Yen		%	Year ended March 31, 2005 Millions of Yen		%
Ⅵ Special profits							
Gain on sales of investment securities		0			—		
Gain on sales of corporate golf membership and resort membership		1			—		
Reversal of allowance for doubtful accounts		—			49		
Total special profits			2	0.0		49	0.2
Ⅶ Special losses							
Loss on sales and disposals of property and equipment	※2	130			19		
Provision for statutory reserves		508			627		
Devaluation loss on telephone subscription rights		—			8		
Devaluation loss on investment securities		55			—		
Loss on cancellation of lease contracts		48			—		
Devaluation loss on corporate golf membership and resort membership		6			—		
Loss on sales of corporate golf membership and resort membership		0			—		
Expenses for the relocation of the head office		29			—		
Total special losses			776	3.1		653	1.8
Income before income taxes			13,242	52.9		21,967	59.5
Income taxes - current		6,676			9,487		
Income taxes - deferred		(713)	5,962	23.8	(164)	9,322	25.2
Net income			7,280	29.1		12,645	34.3

[3] Consolidated Statements of Retained Earnings

Item	Note	Year ended March 31, 2004		Year ended March 31, 2005	
		Millions of Yen		Millions of Yen	
(Capital surplus)					
I Beginning balance of capital surplus			9,254		9,312
II Increase in capital surplus					
1 Issuance of new shares on the exercise of new-share purchase rights		57	57	6	6
III Capital surplus at end of period			9,312		9,317
(Earned surplus)					
IV Beginning balance of earned surplus			11,516		18,352
V Increase in earned surplus					
1 Net income		7,280	7,280	12,645	12,645
VI Decrease in earned surplus					
1 Cash dividends		444		2,183	
2 Bonus to directors		—		74	
3 Bonus to corporate auditors		—	444	3	2,260
VII Earned surplus at end of period			18,352		28,737

[4] Consolidated Statements of Cash Flows

Item	Note	Year ended March 31, 2004 Millions of Yen	Year ended March 31, 2005 Millions of Yen
I Cash flows from operating activities			
Income before income taxes		13,242	21,967
Depreciation and amortization		689	754
Net change in allowance for doubtful accounts		94	(265)
Net change in accrued bonuses		(98)	301
Net change in reserve for securities transactions		508	627
Interest and dividend income		(14)	(568)
Interest expenses		313	925
Interest income on margin transactions		(4,720)	(9,288)
Interest expenses on margin transactions		862	1,227
Loss on sales and disposals of property and equipment		130	19
Devaluation loss on telephone subscription rights		—	8
Loss on sales of investment securities		(0)	—
Devaluation loss on corporate golf membership and resort membership		6	—
Net change in deposits segregated for customers		(105,201)	(40,002)
Net change in cash in trust		(4,400)	(4,600)
Net change in trading assets		(180)	73
Net change in net receivables arising from pre-settlement date trades		—	(909)
Net change in margin assets and liabilities		(121,683)	(86,626)
Net change in receivable on collateralized securities transactions		—	(1,610)
Net change in deposits received		44,105	27,206
Net change in cash collateral for securities loaned		18,715	50,202
Net change in guarantee deposits received		65,234	24,490
Net change in short-term guarantee deposits		2,100	(5,897)
Bonus to director		—	(77)
Others		(65)	(147)
Sub total		(90,362)	(22,189)
Interest and dividend received		14	521
Interest paid		(156)	(860)
Interest on margin transactions received		4,289	8,128
Interest on margin transactions paid		(915)	(1,208)
Income taxes paid		(699)	(9,412)
Net cash flows from operating activities		(87,829)	(25,019)
II Cash flows from investing activities			
Payments for purchases of property and equipment		(337)	(275)
Payments for purchases of intangible assets		(512)	(622)
Payments for purchases of investment securities		(250)	(130)
Proceeds from sales of investment securities		7	—
Proceeds from maturity and cancellation of insurance contracts		0	0
Others		(198)	1
Net cash flows from investing activities		(1,290)	(1,026)

		Year ended March 31, 2004	Year ended March 31, 2005
Item	Note	Millions of Yen	Millions of Yen
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings		16,950	40,200
Net change in commercial paper		3,000	(2,000)
Proceeds from long-term borrowings		35,080	4,500
Repayments of long-term borrowings		(499)	(2,377)
Payments for installment purchase obligation		(143)	—
Proceeds from issuance of bonds		59,831	19,905
Repayment for corporate bond		—	(500)
Proceeds from issuance of shares		115	10
Payments for purchase of treasury stock		(15)	(4)
Dividends paid		(444)	(2,183)
Net cash flows from financing activities		113,875	57,552
Ⅳ Translation difference of cash and cash equivalent		(0)	(0)
Ⅴ Net change in cash and cash equivalent		24,756	31,507
Ⅵ Cash and cash equivalent at beginning of period		4,989	29,744
Ⅶ Cash and cash equivalent at end of period	※1	29,744	61,251

Significant Accounting Policies for the Consolidated Financial Statements

	Year ended March 31, 2004	Year ended March 31, 2005
1. Scope of Consolidation	Number of Consolidated subsidiary: 1 (Matsui Real Estate Co., Ltd.)	Same as the left column.
2. Application of equity method	The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.	Same as the left column.
3. Accounting period	The fiscal year of the consolidated subsidiary ends March 31, the same fiscal year-end as the parent company.	Same as the left column.
4. Accounting policies	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (ii) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method. (2) Depreciation of depreciable assets (i) Tangible fixed assets The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments. (ii) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Valuation of securities and derivatives (i) Securities and derivatives classified in trading assets: Same as the left column. (ii) Securities not classified in trading assets: Same as the left column. (2) Depreciation of depreciable assets (i) Tangible fixed assets Same as the left column. (ii) Intangible assets Same as the left column.

	Year ended March 31, 2004	Year ended March 31, 2005
	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. In the year ended March 31, 2004, the company changed its compensation scheme. As a result, there are no expected amount of bonus payment in the subsequent period, accordingly, the accrued bonuses are not recorded as at March 31, 2004. (4) Accounting for important lease transactions Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases"). (5) Hedge accounting (i) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for the interest rate swap trading pursuant to the allowed alternative method. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (iv) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method. (6) Other material items National and local consumption taxes are separately recorded.	(3) Accounting policies for significant provisions (i) Allowance for doubtful accounts Same as the left column. (ii) Accrued bonuses Estimated amount of employees' bonuses is accrued. (4) Accounting for important lease transactions Same as the left column. (5) Hedge accounting (i) Hedge accounting method Same as the left column. (ii) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings and others (iii) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (iv) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method. (6) Other material items Same as the left column.

	Year ended March 31, 2004	Year ended March 31, 2005
5. Appropriation of earnings in the consolidated statements of retained earnings	Consolidated statement of retained earnings is based on the appropriation of earnings fixed in the current period.	Same as the left column.
6. Scope of "Cash and cash equivalents" in consolidated statements of cash flows	"Cash and cash equivalents" in consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.	Same as the left column.

Reclassifications

Year ended March 31, 2004	Year ended March 31, 2005
Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" from the current fiscal period. The balance of Cash in trust as of March 31, 2003 was 1,100 Million yen.	———
———	"Net change in net receivables arising from pre-settlement date trades" in the cash flows from operating activities, which had been previously included in "others", was stated separately from the current fiscal period. The balance of "Net change in net receivables arising from pre-settlement date trades", as of March 31, 2004, was 15 Million yen.

Additional information

Year ended March 31, 2004	Year ended March 31, 2005
―――――	With the promulgation of "The Law for Partial Amendments to Local Tax Law" (Law No.9) on March 31, 2003, a portion of taxation basis of enterprise taxes was changed (pro forma standard taxation basis introduced), and "added value component" and "capital component" were newly added to the taxation basis from the fiscal years beginning on April 1, 2004. As a result, the portion of enterprise tax amounts calculated based on "added value component" and "capital component" in "Selling, General and Administrative expenses" on the consolidated statements of income from this fiscal year pursuant to "Practical Treatment for Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in the Statement of Income" (Accounting Standards Board of Japan, Practice Report No.12) Accordingly, selling, general and administrative expenses have increased by 155 million yen and operating revenues, ordinary income and income before income taxes has decreased by 155 million yen.

Notes to Consolidated Financial Statements

Notes to Consolidated Balance Sheet

Year ended March 31, 2004	Year ended March 31, 2005
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 204 Equipment and instruments 145 Total 349	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 223 Equipment and instruments 192 Total 415
※ 2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 666 million yen are collateralized for the short-term borrowings, 4,648 million yen for the loans from securities finance companies, respectively. 28,290 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	※ 2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 7,782 million yen are collateralized for the loans from securities finance companies. 37,821 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
※3 Fair values of securities received and deposited are as follows (Excluding those listed in Note ※3). Securities received and deposited are as follows (Excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 42,484 ② Collateralized securities for the loans from securities companies 65,831 ③ Securities loaned out in securities loaned: vs. cash transactions 24,990 ④ Long-term guarantee securities deposited 2,171 (2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 266,078 ② Collateralized securities for borrowing securities from securities finance companies 9,091 ③ Securities borrowed and deposited from customers 228,009	※3 Fair values of securities received and deposited are as follows. Securities received and deposited are as follows (Excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 41,598 ② Collateralized securities for the loans from securities companies 101,485 ③ Securities loaned out in securities loaned: vs. cash transactions 75,091 ④ Long-term guarantee securities deposited 2,486 (2) Securities received (millions of yen) ① Securities received for customers' long position of margin trading 369,084 ② Collateralized securities for borrowing securities from securities finance companies 4,816 ③ Securities received in securities borrowed: vs. cash transactions 1,537 ④ Securities borrowed and deposited from customers 319,474
※4 Bond due within one year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 ――――
※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company. on securities transactions according to the Article 51 of the Securities Exchange Law.
※6 Treasury stocks held by the Company are as follows: Common stock 9,149 shares Total number of shares issued by the Company is 88,967,059 shares.	※6 Treasury stocks held by the Company are as follows: Common stock 10,219 shares Total number of shares issued by the Company is 89,055,315 shares.

Notes to Consolidated Statements of Income

Year ended March 31, 2004	Year ended March 31, 2005
※1 Employees' compensation and benefits reported in the consolidated statements of income include 84 million yen of accrued bonuses.	※1 Employees' compensation and benefits reported in the consolidated statements of income include 301 million yen of accrued bonuses.
※2 Breakdown of loss on sales and disposals of property and equipment is as follows:	※2 Breakdown of loss on sales and disposals of property and equipment is as follows:

Year ended March 31, 2004:

	(Millions of yen)
Loss on disposal:	
Buildings	21
Equipment and instruments	93
Software	16
Total	130
Loss on sales:	―

Year ended March 31, 2005:

	(Millions of yen)
Loss on disposal:	
Buildings	6
Equipment and instruments	1
Software	7
Other intangible assets	5
Total	19
Loss on sales:	―

Notes to Consolidated Statements of Cash Flow

Year ended March 31, 2004	Year ended March 31, 2005
※1 The reconciliation between the Cash and cash equivalent and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows.	※1 The reconciliation between the Cash and cash equivalent and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows.
(Millions of yen)	(Millions of yen)
Cash in hand and at banks 29,744	Cash in hand and at banks 61,251
Cash and cash equivalent 29,744	Cash and cash equivalent 61,251

Notes to Lease Transactions

Year ended March 31, 2004	Year ended March 31, 2005
Financing lease transactions other than those where title of the property is transferred to lessee.	Financing lease transactions other than those where title of the property is transferred to lessee.
1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period.	1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period
(Millions of Yen)	(Millions of Yen)
Acquisition price equivalent: Equipment and instruments 23 Software costs 1 Total 24	Acquisition price equivalent: Equipment and instruments 17 Software costs 1 Total 18
Accumulated depreciation equivalent Equipment and instruments 15 Software costs 1 Total 16	Accumulated depreciation equivalent Equipment and instruments 14 Software costs 1 Total 15
Equivalent of balance at end of period Equipment and instruments 8 Software costs 0 Total 8	Equivalent of balance at end of period Equipment and instruments 3 Software costs 0 Total 4
2. Present value of future lease payments Within 1 year 4 Over 1 year 4 Total 8	2. Present value of future lease payments Within 1 year 4 Over 1 year 0 Total 4
3. Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 169 Depreciation equivalent 205 Interest equivalent 4	3. Lease charge paid, depreciation equivalent and interest equivalent (Millions of Yen) Lease charge paid 5 Depreciation equivalent 4 Interest equivalent 0
4. Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4. Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent, which is allocated to the each of fiscal periods by interest method.	5. Calculation method for interest equivalent Same as the left column.

Notes to Securities and Derivatives Transactions

(1) Trading and dealings other than trading

Year ended March 31, 2004	Year ended March 31, 2005
1. Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is not to earn profits to own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of interest rate on long-term borrowings.	1. Trading purposes The trading position of the Company arises from dealings of its own account. The Company deals with spot trading of stocks, bonds and other marketable securities, margin trading of stocks, futures trading of stocks and option trading. The purpose of the dealing is not to earn profits to own account, but to provide various services for online trading customers. The Company also uses foreign exchange forward contracts to limit expense affected by changes in foreign currency exchange rates on its foreign currency settlement transactions and interest rate swap trading to hedge the risk of interest rate on borrowings.
2. Trading policies To manage the futures trading of stocks and option trading, the Company allocates fund and position limits along with standards of fund operations to the Dealings Section. But the Company does not trade to earn profits on its account. The standards require to hold position as less as possible. As dealings with non-trading purposes, the Company uses foreign exchange reservation and interest rate swap trading to hedge the trade backed with actual demand.	2. Trading policies Same as the left column.
3. Risk arising from trading Risk arising from trading is classified mainly as market risk and credit risk. Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract. Risks arising from trading is classified mainly as market risk and credit risk, Market risk is the risk arising from the increase and decrease on position resulting from dealings because of the fluctuation of the value of stocks, interest rate and currencies. Credit risk is the risk that is realized when the trading counterpart becomes incapable of executing the contract.	3. Risk arising from trading Same as the left column.
4. Monitoring of risks The finance department monitors the limit of risk and positions. The monitoring is reported to the head of internal control periodically.	4. Monitoring of risks Same as the left column.

(2) Securities and Derivatives

[1] Trading assets and liabilities

i)Securities held for trading

	Year ended March 31, 2004			Year ended March 31, 2005		
	Book value (fair value)		Net unrealized gain on those securities	Book value (fair value)		Net unrealized gain on those securities
	Assets (Millions of Yen)	Liabilities (Millions of Yen)	(Millions of Yen)	Assets (Millions of Yen)	Liabilities (Millions of Yen)	(Millions of Yen)
(1) Stocks	397	211	30	107	—	(0)
(2) Bonds	—	–	–	—	—	—
(3) Others	—	5	(0)	—	0	0
Total	397	217	29	107	0	(0)

ii)Derivative trading

The Company does not hold trading position at the end of period.

[2] Non-trading assets and liabilities

i)"Other securities" whose market price is available

	Type	Year ended March 31, 2004			Year ended March 31, 2005		
		Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Difference (Mil. of Yen)	Acquisition cost (Mil. of Yen)	Book value (Mil. of Yen)	Differences (Mil. of Yen)
Those whose book value exceeds acquisition cost	(1) Stocks	137	338	201	211	702	491
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	137	338	201	211	702	491
Those whose book value do not exceed acquisition cost	(1) Stocks	707	594	(113)	707	575	(132)
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	707	594	(113)	707	575	(132)
Total		844	932	88	918	1,277	359

ii) "Other securities" sold during the current period (From April 1, 2004 to March 31, 2005)

Year ended March 31, 2004			Year ended March 31, 2005		
Revenue from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)	Revenue from sales (Millions of Yen)	Total gain on sales (Millions of Yen)	Total loss on sales (Millions of Yen)
7	0	—	—	—	—

iii) Major securities which are not evaluated by market value

	Current period As of March 31, 2004	Current period As of March 31, 2005
	Book value (Millions of Yen)	Book value (Millions of Yen)
"Other securities" which are not listed on securities exchanges (Excluding over-the-counter securities)	244	404

Notes: The Company recorded 55 million yen for devaluation loss of investment securities in the year ended 2004.

iv) Derivative transactions

	Current period As of March 31, 2004		Current period As of March 31, 2005	
	Contract Value (Millions of Yen)	Fair value (Millions of Yen)	Contract Value (Millions of Yen)	Fair value (Millions of Yen)
Foreign exchange forward contracts	82	1	27	(0)

Note:

1. The fair values of the foreign exchange forward contracts are estimated based on the discounted amounts of net future cash flows.
2. Except for hedged item.

Notes to Income Taxes

<table>
<tr><th>As of March 31, 2004</th><th>As of March 31, 2005</th></tr>
<tr><td>1 Significant components of deferred income tax assets and liabilities

(Millions of Yen)
Deferred tax assets
Accrued enterprise tax 512
Excess of allowance for doubtful accounts 178
Reserve for directors' retirement bonuses 114
Excess of reserve for securities Transactions: 513
Others 53
Total deferred tax assets 1,371

Deferred tax liabilities
Unrealized gain (or loss) on investment securities (36)
Total deferred tax liabilities (36)
Net balance of deferred tax assets 1,335</td><td>1 Significant components of deferred income tax assets and liabilities

(Millions of Yen)
Deferred tax assets
Accrued enterprise tax 423
Excess of allowance for doubtful accounts 67
Reserve for directors' retirement bonuses 98
Excess of reserve for securities Transactions: 768
Accrued bonuses 122
Others 57
Total deferred tax assets 1,535

Deferred tax liabilities
Unrealized gain (or loss) on investment securities (146)
Total deferred tax liabilities (146)
Net balance of deferred tax assets 1,389</td></tr>
<tr><td>2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

(%)
Nominal statutory income tax rate 42.1
(Adjustment)
Permanent difference 0.0
Personal holding company tax as ruled in Japanese income tax regulations 3.2
Equalization inhabitants taxes 0.0
Others (0.3)
Effective income tax rate 45.0</td><td>2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

(%)
Nominal statutory income tax rate 40.7
(Adjustment)
Permanent difference 0.0
Personal holding company tax as ruled in Japanese income tax regulations 2.4
Equalization inhabitants taxes (0.0)
Reduction of taxes on IT investments (0.5)
Others (0.1)
Effective income tax rate 42.4</td></tr>
</table>

Segment Information

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

Trades with Related Parties

< Year ended March 31, 2004>

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	1-20-7 Nihombashi, Chuo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.14% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental of real estates	Rental of real estates through Heiwa Real Estate Co., Ltd.	14	Prepaid expenses 0

Notes: Most of the rental of real estate described above is the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estate the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on the prices exercised around the neighborhood.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Adline Ltd.	1-11-6, Nishi-waseda, Shinjuku-ku, Tokyo, Japan	10	Planning, Producing and Distributing Advertisement	—	—	The Company's Advertisement Agency	Planning producing and Distributing the Company's advertisement	215	Accrued expenses 23

Notes: The fee the Company pays to Adline Ltd. is determined based on the prices exercised at the general market.

< Year ended March 31, 2005 >

Directors and major individual shareholders

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Shokosha Ltd.	2-4-2, Nishikata Bunkyo-ku, Tokyo, Japan	130	Sales, exchanges and rental of real estate	Shokosha Ltd. holds 9.13% of voting rights of the Company directory.	1 director of the Company is also appointed as a director of Shokosha Ltd.	Rental of real estates	Rental of real estates through Heiwa Real Estate Co., Ltd.	14	Prepaid expenses 0

Notes: The rental of real estate described above is the rental contract between the Company and Heiwa Real Estate Co., Ltd. on the estate the latter took on lease from Shokosha Ltd. to be used as the Company's dormitory for female employees. The rental fee the Company pays to Heiwa Service Co., Ltd. is determined based on the prices exercised around the neighborhood.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Bees Co., Ltd.	3-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	10	Planning, Producing and Distributing Advertisement	—	—	The Company's Advertisement Agency	Planning, Producing and Distributing the Company's advertisement	229	Accrued expenses 17

Notes:

1. The fee the Company pays to Bees Co., Ltd. is determined based on the prices exercised at the general market.
2. Bees Co., Ltd. is the renamed company of Adline Ltd., which is mentioned as a company concerned in the previous fiscal year.

(Millions of Yen)

Type	Name	Address	Equity invested	Business Involved	Holding of the Company's voting right	Relationship details		Trade details	Trading volume	Credit and Debt to the related party
						Human	Business			
Companies whose voting rights are held by the directors of the Company and their relatives	Club Nippon Co., Ltd.	1-20-7, Nihombashi Chuo-ku, Tokyo, Japan	168	Advertising substitute, Marketing consultant, Software development	—	1 auditor of the Company is also appointed as a director of Club Nippon Co., Ltd.	Lease of real estates	Lease of real estates	3	Deferred revenue 0

Notes: The lease of real estate described above is based on the lease contract between Matsui Real Estate Co., Ltd., the Company's subsidiary, and Club Nippon Co., Ltd., on the estate the latter took on lease from Matsui Real Estate Co., Ltd. The rental fee the Company receives from Club Nippon Co., Ltd. is determined based on the prices exercised around the neighborhood.

Per Share Information

Year ended March 31, 2004		Year ended March 31, 2005	
Shareholders' equity per share	439.36 Yen	Shareholders' equity per share	557.20 Yen
Net income per share	81.50 Yen	Net income per share	140.98 Yen
Fully diluted earnings per share	76.99 Yen	Fully diluted earnings per share	125.56 Yen

Note: Calculation basis of per share information is as follows.

	Year ended March 31, 2004	Year ended March 31, 2005
Net income on the statements of income (Millions of Yen)	7,280	12,645
Net income attributed to the common stock (Millions of Yen)	7,203	12,546
Net income not attributed to the common stock (Millions of Yen) (Appropriated bonuses for directors and corporate auditors)	77 (77)	99 (99)
Average number of common stock outstanding (Thousands of shares)	88,374	88,989
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (Thousands of shares) New share purchase rights (thousands of shares)	5,185	10,932
Increase of common stock (Thousands of shares)	5,185	10,932
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	————	1 Brand of new-share purchase rights: 325,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"

Subsequent Events

Year Ended March 31, 2004	Year Ended March 31, 2005
(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 27, 2004 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 355,500 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitutes the calculated amount. 4. Period of exercise: From July 15, 2006 to July 14, 2009 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.	――――――
(Resolution on issuance of Third Unsecured Straight Bonds) The Company issued Third Unsecured Straight Bonds based on the resolution of the board meeting held on April 22, 2004. The details of this issue are as follows. 1. Issue date: May 18, 2004 2. Aggregate issue amount: 20,000 millions of yen 3. Issue price: 100 yen per face value of 100yen 4. Payment date: May 18, 2004 5. Annual coupon rate: 1.40% 6. Redemption date: May 18, 2009 7. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment, and systems), working capital and repayment of the Company's indebtedness.	――――――
――――――	(Resolution on stock split) The board of directors meeting held on January 24, 2005 resolved a stock split as shown below. 1. The Company split its common stock by three-for-one on May 17, 2005. (1) Number of increasing shares as a result of stock split: 178,110,630 shares (2) Method of stock split: The total number of shares held by shareholders as of March 31, 2005 had been split by three-for-one. 2. Dividend reckoning date: April 1, 2005.

The comparison of per share information under the assumption that the stock split had been effected at each of the beginning of the fiscal year ended March 31, 2004 and 2005 is as follow.

(Yen)

	Year ended March 31,2004	Year ended March 31, 2005
Shareholders' equity/share	146.45	185.73
Earnings/share	27.17	46.99
Fully diluted earnings/share	25.66	41.85

3. Other material items

(1) Adjustment of exercise price of stock subscription rights and stock acquisition rights: Due to this stock split, the exercise prices for the Company's stock subscription rights and acquisition rights, under Article 280-19 of the previous Commercial code and Article 280-20 and 280-21 of the current Commercial Code respectively, are adjusted as follows on and after April 1, 2005.

(Yen)

Date of Ordinary general shareholders' meeting held	Subscription rights and acquisition rights	New	Old
January 29, 2001	Subscription rights	37	110
June 1, 2001	Subscription rights	44	131
June 16, 2002	Acquisition rights	559	1,676
June 22, 2003	Acquisition rights	554	1,660
June 27, 2004	Acquisition rights	1,217	3,650

Note: Based on the resolution of the ordinary general shareholders' meeting, the fragmentation in the calculation of adjusted exercise prices are rounded up to 1yen.

(2) Adjustment of conversion price: as a result of this stock split, the conversion price of the Zero Coupon convertible bonds based on the resolution of the board meeting held on October 29, 2003 is adjusted as follows on and after April 1, 2005.

(Yen)

Brand	Adjusted conversion price	Non-adjusted conversion price
Zero coupon Convertible Bonds due 2011	1,294.4	3,883.3

[3] Supporting Schedule to the Consolidated Financial Statements

i) Bonds

(Millions of Yen)

Issuer Company	Name	Date of Issuance	As of March 31, 2004	As of March 31, 2005	Interest rate	Collateral	Date of Maturity
Matsui Securities Co., Ltd.	Subordinated Bond #1	March 7, 2001	500	—	5.11%	None	March 7, 2005
Matsui Securities Co., Ltd.	Unsecured Straight Bond #1	August 15, 2003	10,000	10,000	1.48%	None	August 15, 2006
Matsui Securities Co., Ltd.	Unsecured Straight Bond #2	October 17, 2003	10,000	10,000	1.56%	None	October 17, 2006
Matsui Securities Co., Ltd.	Unsecured Straight Bond #3	May 18, 2004	—	20,000	1.40%	None	May 18, 2009
Matsui Securities Co., Ltd.	Convertible Bond Bond #1	November 17, 2003	40,000	40,000	—	None	March 31,2011
Total		—	60,500	80,000	—	—	—

Notes: The redemption schedule of bonds within 5 years from March 31, 2005 is as follows.

(Millions of yen)

Within 1 year	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
—	20,000	—	—	20,000

ii) Borrowings

(Millions of Yen)

Item	As of March 31, 2004	As of March 31, 2005	Average Interest Rate (%)	Maturity
Short-term borrowings	23,300	63,500	0.26	—
Long-term borrowings to be repaid within 1 year	1,877	30,329	0.75	—
Long-term borrowings excluding those to be repaid within 1 year	33,532	7,203	0.79	From September 12, 2006 To December 12, 2007
Other interest-bearing liabilities:				
Commercial Papers	3,000	1,000	0.15	May 27, 2005
Loans from securities finance companies to be repaid within 1 year	64,046	103,384	0.60	—
Total	125,754	205,416	—	—

Note: The repayment schedule of long-term borrowings and other interest-bearing debts are as follows.

(Millions of Yen)

Item	Over 1 year and Within 2 years	Over 2 year and Within 3 years	Over 3 year and Within 4 years	Over 4 year and Within 5 years
Long-term borrowings	3,130	4,073	—	—

Note: “Average Interest Rate” is weighted average interest rate as of March 31, 2005.

2 Non-Consolidated Financial Statements and Others

(1) Non-Consolidated Financial Statements

[1] Non-Consolidated Balance Sheets

		March 31, 2004			March 31, 2005		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			29,580			61,074	
Cash segregated as deposits			183,002			223,003	
Cash in trust			4,400			9,000	
Trading assets			397			107	
Net receivables arising from pre-settlement date trades			14			923	
Margin account assets:			261,154			389,358	
Loans receivable from customers		252,081			384,484		
Cash deposited as collateral for securities borrowed from securities finance companies		9,073			4,875		
Receivable on collateralized securities transactions:			–			1,610	
Cash deposits collateral for securities borrowed		–			1,610		
Receivables from customers and others			23			133	
Advance paid for subscription			44			–	
Short-term guarantee deposits			899			6,795	
Prepaid expenses			175			182	
Accrued income			1,931			3,431	
Deferred income taxes			692			613	
Others			616			1,033	
Allowance for doubtful accounts			(206)			(171)	
Total current assets			482,721	98.9		697,092	99.1
II Fixed assets							
1 Tangible fixed assets			634	0.1		821	0.1
Buildings	※1	400			377		
Equipment and instruments	※1	193			249		
Land		41			195		
2 Intangible assets			2,055	0.4		2,253	0.3
Software		1,997			2,215		
Others		58			39		
3 Investments and others			2,700	0.6		3,227	0.5
Investment securities		1,177			1,680		
Shares of affiliate companies		450			450		
Investment in partnership		3			2		
Long-term loans receivable		168			30		
Long-term guarantee deposits		193			202		
Long-term prepaid expenses		21			13		
Deferred income taxes		643			776		
Others		307			104		
Allowance for doubtful accounts		(261)			(31)		
Total fixed assets			5,389	1.1		6,301	0.9
Total assets			488,111	100.0		703,393	100.0

Item	Note	March 31, 2004 Millions of Yen		%	March 31, 2005 Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading assets			217			0	
Margin account liabilities:			101,342			142,920	
Loans from securities finance companies	※2	64,046			103,384		
Proceeds of securities sold on customers' account		37,296			39,535		
Payables on collateralized securities transactions:			23,579			73,780	
Cash deposits as collateral for securities loaned		23,579			73,780		
Deposits received			79,360			106,566	
Guarantee money received			112,977			137,467	
Suspense account for undelivered securities			15			1	
Short-term borrowings	※2		25,177			93,829	
Commercial paper			3,000			1,000	
Bond due within one year	※4		500			–	
Deferred revenue			88			98	
Accounts payable			617			750	
Accrued expenses			943			1,353	
Accrued income taxes			6,111			6,339	
Accrued bonuses			—			301	
Others			—			0	
Total current liabilities			353,925	72.5		564,404	80.2
II Long-term liabilities							
Bond			20,000			40,000	
Convertible bond			40,000			40,000	
Long-term borrowings			33,532			7,203	
Reserve for directors' retirement bonuses			281			241	
Total long-term liabilities			93,813	19.2		87,443	12.4
III Statutory reserves							
Reserve for securities transactions	※5		1,261			1,888	
Total statutory reserves			1,261	0.3		1,888	0.3
Total liabilities			448,999	92.0		653,735	92.9

		March 31, 2004			March 31, 2005		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)							
Ⅰ Common Stock	※6		11,463	2.3		11,469	1.7
Ⅱ Capital surplus							
1 Additional paid-in capital			9,312			9,317	
Total capital surplus			9,312	1.9		9,317	1.3
Ⅲ Earned surplus							
1 Earned surplus reserves			159			159	
2 Voluntary reserves			4,250			4,250	
Special purpose reserves		4,250			4,250		
3 Inappropriate retained earnings			13,893			24,271	
Total earned surplus			18,302	3.8		28,680	4.1
Ⅳ Net unrealized gain (loss) on investment securities, net of taxes			52	0.0		213	0.0
Ⅴ Treasury stock	※7		(17)	(0.0)		(21)	(0.0)
Total shareholders' equity			39,112	8.0		49,658	7.1
Total liabilities and shareholders' equity			488,111	100.0		703,393	100.0

[2] Non-consolidated Statements of Income

Item	Note	Year ended March 31, 2004			Year ended March 31, 2005		
		Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			20,206			27,083	
Brokerage commissions		18,933			25,182		
Underwriting and selling commissions		191			307		
Subscription and distribution commissions		36			29		
Others		1,047			1,564		
Net gain (loss) on trading	※1		30			(88)	
Interest and dividend income	※2		4,800			9,923	
Total operating revenues			25,036	100.0		36,918	100.0
II Interest expenses	※3		1,298			2,295	
Net operating revenues			23,738	94.8		34,623	93.8
III Selling, general and administrative expenses			9,461	37.8		12,022	32.6
Transaction related expenses	※4	2,260			3,339		
Employees' compensation and benefits	※5	1,845			1,923		
Occupancy and rental	※6	399			295		
Data processing and office supplies	※7	3,995			5,376		
Depreciation		632			748		
Duties and taxes other than income taxes	※8	61			189		
Provision of allowance for doubtful accounts		94			—		
Others	※9	124			152		
Operating income			14,277	57.0		22,601	61.2
IV Non - operating income			27	0.1		67	0.2
V Non – operating expenses			298	1.2		108	0.3
Bond issuing costs		169			95		
Others		129			14		
Ordinary income			14,007	55.9		22,559	61.1

		Year ended March 31, 2004			Year ended March 31, 2005		
Item	Note	Millions of Yen		%	Millions of Yen		%
Ⅵ Special profits							
Gain on sales of investment securities		0			—		
Gain on sales of corporate golf membership and resort membership		1			—		
Reversal of allowance for doubtful accounts		—			49		
Total special profits			2	0.0		49	0.2
Ⅶ Special losses							
Loss on sales and disposals of property and equipment	※10	130			19		
Provision for statutory reserves		508			627		
Devaluation loss on telephone subscription rights		—			8		
Devaluation loss on investment securities		55			—		
Loss on cancellation of lease contracts		48			—		
Devaluation loss on corporate golf membership and resort membership		6			—		
Loss on sales of corporate golf membership and resort membership		0			—		
Expenses for the relocation of the head office		29			—		
Total special losses			776	3.1		653	1.8
Income before income taxes			13,233	52.8		21,954	59.5
Income taxes - current		6,672			9,481		
Income taxes - deferred		(713)	5,958	23.8	(164)	9,317	25.3
Net income			7,275	29.0		12,638	34.2
Inappropriate retained earnings at the beginning of period			6,619			11,633	
Inappropriate retained earnings at the end of period			13,893			24,271	

[3] Statements of Appropriation of Retained Earnings

		Year ended March 31, 2004 (June 27, 2004)		Year ended March 31, 2005 (June 26, 2005)	
Item	Note	(Millions of Yen)		(Millions of Yen)	
Ⅰ Inappropriate retained earnings at the beginning of period			13,893		24,271
Ⅱ Appropriation					
Dividends	1	2,183		3,792	
Bonuses to directors		74		99	
Bonuses to corporate auditors		3	2,260	—	3,891
Ⅲ Inappropriate retained earnings brought forward to the following period			11,633		20,380

Note:

1. Fiscal 2003 Cash dividend per share: 24.54Yen
   Fiscal 2004 Cash dividend per share: 42.58Yen
2. Dates mentioned in the table above are those of the ordinary general shareholders' meeting held for approval.

Significant Accounting Policies for the Non-Consolidated Financial Statements

	Year ended March 31, 2004	Year ended March 31, 2005
1. Valuation of Significant Assets	(1) Securities and derivatives classified in trading assets: Securities and derivatives classified in trading assets are valued at fair value. (2) Securities not classified in trading assets: Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated as fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.	(1) Securities and derivatives classified in trading assets: Same as the left column. (2) Securities not classified in trading assets: Same as the left column.
2. Depreciation of Fixed Assets	(1) Tangible fixed assets The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instrument. (2) Intangible assets Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).	(1) Tangible fixed assets Same as the left column. (2) Intangible assets Same as the left column
3. Accrued Assets	(1) Bonds issuing costs The entire bonds issuing cost is expensed at the issuance.	(1) Bonds issuing costs Same as the left column

	Year ended March 31, 2004	Year ended March 31, 2005
4. Accounting Policies for Significant Provisions	(1) Allowance for doubtful accounts An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. In the year ended March 31,2004 the company changed its compensation scheme. As a result there are no expected amount of bonus payment in the subsequent period, accordingly, the accrued bonuses are not recorded as at March 31, 2004. (3) Reserve for Securities Transactions The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."	(1) Allowance for doubtful accounts Same as the left column. (2) Accrued bonuses Estimated amount of employees' bonuses is accrued. (3) Reserve for Securities Transactions Same as the left column.
5. Lease Transactions	Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").	Same as the left column.
6.Hedge accounting	(1) Hedge accounting method The Company is eligible for the application of an allowed alternative method for the interest rate swap. The Company accounts for the interest rate swap trading pursuant to the allowed alternative method. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings (3) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (4) Judgment for effectiveness of hedging The Company omits judgment for hedging due to the allowed alternative method.	(1) Hedge accounting method Same as the left column. (2) Means for hedging and objective of hedging (Hedging instruments) Interest rate swap (Hedging items) Borrowings and others (3) Hedging policy The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The objective of hedging is identified for individual contract. (4) Judgment for effectiveness of hedging Same as the left column.
7. Other material items	(1) Consumption taxes National and local consumption taxes are separately recorded.	(1) Consumption taxes Same as the left column.

Reclassifications

Year ended March 31, 2004	Year ended March 31, 2005
Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" from the current fiscal period. The balance of Cash in trust as of March 31, 2004 was 1,100 million yen.	―――――――

Additional information

Year ended March 31, 2004	Year ended March 31, 2005
————	With the promulgation of "The Law for Partial Amendments to Local Tax Law" (Law No.9) on March 31, 2003, a portion of taxation basis of enterprise taxes was changed (pro forma standard taxation basis introduced), and "added value component" and "capital component" were newly added to the taxation basis from the fiscal years beginning on April 1, 2004. As a result, the portion of enterprise tax amounts calculated based on "added value component" and "capital component" in "Selling, General and Administrative expenses" on the consolidated statements of income from this fiscal year pursuant to "Practical Treatment for Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in the Statement of Income" (Accounting Standards Board of Japan, Practice Report No.12) Accordingly, selling, general and administrative expenses have increased by 155 million yen and operating revenues, ordinary income and income before income taxes has decreased by 155 million yen.

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Notes to Non-Consolidated Financial Statements

As of March 31, 2004	As of March 31, 2005
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 66 Equipment and instruments 144 Total 210	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. (Millions of Yen) Buildings 82 Equipment and instruments 191 Total 274
※2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 666 million yen are collateralized for the short-term borrowings, 4,648 million yen for the loans from securities finance companies, respectively. 28,290 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.	※2 Assets collateralized: none of the assets were collateralized. Note: The securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 7,782 million yen are collateralized for the loans from securities finance companies. 37,821 million yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.
※3 Fair values of securities received and deposited are as follows. Securities received and deposited are as follows (Excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 42,484 ②Collateralized securities for the loans from securities companies 65,831 ③Securities loaned for consumption 24,990 ④Long-term guarantee securities deposited 2,171 (2) Securities received (millions of yen) ①Securities received for customers' long position of margin trading 266,078 ②Collateralized securities for borrowing securities from securities finance companies 9,091 ③Securities borrowed and deposited from customers 228,009	※3 Fair values of securities received and deposited are as follows. Securities received and deposited are as follows (Excluding those listed in the previous note): (1) Securities deposited (millions of yen) ① Securities lent for customers' short position of margin trading 41,598 ②Collateralized securities for the loans from securities companies 101,485 ③Securities loaned for consumption 75,091 ④Long-term guarantee securities deposited 2,486 (2) Securities received (millions of yen) ①Securities received for customers' long position of margin trading 369,084 ②Collateralized securities for borrowing securities from securities finance companies 4,816 ③Securities borrowed for consumption 1,537 ④Securities borrowed and deposited from customers 319,474
※4 Bond due within 1 year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).	※4 ―――――
※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.	※5 The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

Year ended March 31, 2004	Year ended March 31, 2005
※6 Common stocks authorized and outstanding Number of authorized shares: 350,000,000 Number of outstanding shares: 88,967,059 ※7 Treasury stocks held by the Company are as follows Common stock: 9,149 shares ※8 By applying the Article 124-3 of the Japanese Commercial Code, the Company recognized 52 million yen of net, unrealized gain on investment securities.	※6 Common stocks authorized and outstanding Number of authorized shares: 350,000,000 Number of outstanding shares: 89,055,315 ※7 Treasury stocks held by the Company are as follows Common stock: 10,219 shares ※8 By applying the Article 124-3 of the Japanese Commercial Code, the Company recognized 213 million yen of the increase of net equity.

Notes to Non-Consolidated Statement of Income

Year ended March 31, 2004

※1 Breakdown of net gain on trading

	(Millions of Yen)
Stocks	28
Bonds	2
Total	30

※2 Breakdown of interest and dividend income

	(Millions of Yen)
Interest on margin trading	4,720
Interest received for the securities lending	36
Others	44
Total	4,800

※3 Breakdown of interest expenses

	(Millions of Yen)
Interest expenses on margin trading	862
Interest paid for the borrowings from finance companies on margin trading	54
Interest paid	313
Others	69
Total	1,298

※4 Breakdown of transaction related expenses

	(Millions of Yen)
Commissions paid	520
Membership fees for stock exchanges and securities associations:	440
Communications expenses	979
Travel and transportation expenses:	9
Advertisement	304
Entertainment and social Expenses:	7
Total	2,260

※5 Breakdown of employees' compensation and benefits

	(Millions of Yen)
Directors' compensation	314
Employees' compensation	972
Other compensations	249
Welfare expenses	225
Provision of allowance for Employees' bonuses	84
Total	1,845

※6 Breakdown of occupancy and rental

	(Millions of Yen)
Occupancy and rental fee	153
Equipment and instruments expenses	246
Total	399

※7 Breakdown of data processing and office supplies

	(Millions of Yen)
Data processing and outsourcing cost of operations	3,986
Office supplies	9
Total	3,995

Year ended March 31, 2005

※1 Breakdown of net gain on trading

	(Millions of Yen)
Stocks	(94)
Bonds	6
Total	(88)

※2 Breakdown of interest and dividend income

	(Millions of Yen)
Interest on margin trading	9,288
Interest received for the securities lending	500
Others	135
Total	9,923

※3 Breakdown of interest expenses

	(Millions of Yen)
Interest expenses on margin trading	1,227
Interest paid for the borrowings from finance companies on margin trading	65
Interest paid	833
Others	171
Total	2,295

※4 Breakdown of transaction related expenses

	(Millions of Yen)
Commissions paid	938
Membership fees for stock exchanges and securities associations:	675
Communications expenses	1,273
Travel and transportation expenses:	13
Advertisement	432
Entertainment and social Expenses:	9
Total	3,339

※5 Breakdown of employees' compensation and benefits

	(Millions of Yen)
Directors' compensation	295
Employees' compensation	912
Other compensations	190
Welfare expenses	225
Provision of allowance for Employees' bonuses	301
Total	1,923

※6 Breakdown of occupancy and rental

	(Millions of Yen)
Occupancy and rental fee	228
Equipment and instruments expenses	67
Total	295

※7 Breakdown of data processing and office supplies

	(Millions of Yen)
Data processing and outsourcing cost of operations	5,368
Office supplies	8
Total	5,376

Year ended March 31, 2004	Year ended March 31, 2005
※8 Breakdown of duties and taxes other than income taxes	※8 Breakdown of duties and taxes other than income taxes

Year ended March 31, 2004

※8 Breakdown of duties and taxes other than income taxes

	(Millions of Yen)
Property taxes and automobile taxes	5
Official fee	4
Consumption Tax	18
Others	34
Total	61

※9 Breakdown of Others

	(Millions of Yen)
Printing cost	33
Water, lightning and heating	10
Library expenses	5
Training	3
Employees recruiting cost	4
Sales Promotion	44
Miscellaneous	25
Total	124

※10 Breakdown of loss on sales and disposals of property and equipment

	(Millions of Yen)
Loss on disposals	
Buildings	21
Equipment and instruments	93
Software	16
Total	130

Loss on sales ―――――

Year ended March 31, 2005

※8 Breakdown of duties and taxes other than income taxes

	(Millions of Yen)
Property taxes and automobile taxes	6
Official fee	3
Consumption Tax	16
Enterprise tax (reduction on VAT and capital levy)	155
Others	9
Total	189

※9 Breakdown of Others

	(Millions of Yen)
Printing cost	20
Water, lightning and heating	21
Library expenses	3
Training	2
Employees recruiting cost	3
Sales Promotion	80
Miscellaneous	24
Total	152

※10 Breakdown of loss on sales and disposals of property and equipment

	(Millions of Yen)
Loss on disposals	
Buildings	6
Equipment and instruments	0
Software	7
Other intangible assets	5
Total	19

Loss on sales ―――――

Notes to Lease Transactions

(Millions of Yen)

Year ended March 31, 2004	Year ended March 31, 2005
Financing lease transactions other than those where title of the property is transferred to lessee	Financing lease transactions other than those where title of the property is transferred to lessee
1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period	1. Acquisition costs equivalent, accumulated depreciation equivalent and equivalent of balance at the end of period
(Millions of Yen)	(Millions of Yen)
Acquisition price equivalent:	Acquisition price equivalent:
Equipment and instruments 23	Equipment and instruments 17
Software costs 1	Software costs 1
Total 24	Total 18
Accumulated depreciation equivalent:	Accumulated depreciation equivalent:
Equipment and instruments 15	Equipment and instruments 14
Software costs 1	Software costs 1
Total 16	Total 15
Equivalent of balance at end of period:	Equivalent of balance at end of period:
Equipment and instruments 8	Equipment and instruments 3
Software costs 0	Software costs 0
Total 8	Total 4
2. Present value of future lease payments	2. Present value of future lease payments
Within 1 year 4	Within 1 year 4
Over 1 year 4	Over 1 year 0
Total 8	Total 4
3. Lease charge paid, depreciation equivalent and interest equivalent	3. Lease charge paid, depreciation equivalent and interest equivalent
(Millions of Yen)	(Millions of Yen)
Lease charge paid 169	Lease charge paid 5
Depreciation equivalent 205	Depreciation equivalent 4
Interest equivalent 4	Interest equivalent 0
4. Calculation method for depreciation equivalent Lease term is regarded as durable period and the residual value is regarded as zero.	4. Calculation method for depreciation equivalent Same as the left column.
5. Calculation method for interest equivalent The difference between total amount of future lease payment and acquisition costs equivalent is regarded as interest equivalent, which is allocated to the each of fiscal periods by interest method.	5. Calculation method for interest equivalent Same as the left column.

Notes to Securities held

The shares of Company's subsidiary do not have market price for the years ended March 31, 2004 and 2005.

Notes to Income Taxes

As of March 31, 2004	As of March 31, 2005
1 Significant components of deferred income tax assets and liabilities	1 Significant components of deferred income tax assets and liabilities

As of March 31, 2004

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	512
Excess of allowance for doubtful accounts	178
Reserve for directors' retirement bonuses	114
Excess of reserve for securities transactions:	513
Others	53
Total deferred tax assets	1,371
Deferred tax liabilities	
Excess of reserve for securities transactions	(36)
Total deferred tax liabilities	(36)
Net balance of deferred tax assets	1,335

As of March 31, 2005

	(Millions of Yen)
Deferred tax assets	
Accrued enterprise tax	423
Excess of allowance for doubtful accounts	67
Reserve for directors' retirement bonuses	98
Excess of reserve for securities transactions:	768
Accrued bonuses	122
Others	57
Total deferred tax assets	1,535
Deferred tax liabilities	
Excess of reserve for securities transactions	(146)
Total deferred tax liabilities	(146)
Net balance of deferred tax assets	1,389

As of March 31, 2004	As of March 31, 2005
2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income	2 A reconciliation between the nominal statutory income tax rate to the effective income tax rate reported in the consolidated statements of income

As of March 31, 2004

	(%)
Nominal statutory income tax rate	42.1
(Adjustment)	
Permanent difference	0.0
Personal holding company tax as ruled in Japanese income tax regulations	3.2
Equalization inhabitants taxes	0.0
Others	(0.3)
Effective income tax rate	45.0

As of March 31, 2005

	(%)
Nominal statutory income tax rate	40.7
(Adjustment)	
Permanent difference	0.0
Personal holding company tax as ruled in Japanese income tax regulations	2.4
Equalization inhabitants taxes	0.0
IT investments deductible from income taxes	(0.5)
Others	(0.1)
Effective income tax rate	42.4

Per-share Information

Year ended March 31, 2004		Year ended March 31, 2005	
Shareholders' equity per share	438.80Yen	Shareholders' equity per share	556.56Yen
Net income per share	81.44Yen	Net income per share	140.90Yen
Fully diluted earnings per share	76.93Yen	Fully diluted earnings per share	125.49Yen

Note: Calculation basis of per share information is as follows.

	Year ended March 31, 2004	Year ended March 31, 2005
Net income on the statements of income (Millions of Yen)	7,275	12,638
Net income attributed to the common stock (millions of Yen)	7,198	12,539
Net income not attributed to the common stock (millions of Yen) (Appropriated bonuses for directors and corporate auditors)	77 (77)	99 (99)
Average number of common stock outstanding (thousands of shares)	88,374	88,989
Breakdown of increase of the common stock considered in the calculation of fully diluted earnings per share (thousands of shares) New share purchase rights (thousands of shares)	5,185	10,932
Increase of common stock (thousands of shares)	5,185	10,932
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	―――	1 Brand of new-share purchase rights: 325,500 shares Details are given in "Part 4 Corporate Profiles – 1 Number of shares – (2) New-Share Purchase Rights"

Subsequent Events

Year Ended March 31, 2004	Year Ended March 31, 2005
(Resolution on issuance of new share purchase rights) The ordinary general shareholders' meeting held on June 27, 2004 resolved issuance of new share purchase rights as stock options to the Company's directors and employees as follows. 1. Number of shares to be issued: 355,500 Common stocks or less 2. Price of new share purchase rights: 0 Yen 3. Payment per share: 1.03 times average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitutes the calculated amount. 4. Period of exercise: From July 15, 2006 to July 14, 2009 5. Detailed conditions will be set up on the stock option contract to be held between the Company and its employees. The number of shares and exercise prices will be adjusted to reflect issuance of new shares.	————
(Resolution on issuance of Third Unsecured Straight Bonds) The Company issued Third Unsecured Straight Bonds based on the resolution of the board meeting held on April 22, 2004. The details of this issue are as follows. 1. Issue date: May 18, 2004 2. Aggregate issue amount: 20,000 millions of yen 3. Issue price: 100 yen per face value of 100yen 4. Payment date: May 18, 2004 5. Annual coupon rate: 1.40% 6. Redemption date: May 18, 2009 7. Use of proceeds: The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers, investments in capital expenditure (including buildings, equipment, and systems), working capital and repayment of the Company's indebtedness.	————
————	(Resolution on stock split) The board of directors meeting held on January 24, 2005 resolved a stock split as shown below. 1. The Company split its common stock by three-for-one on May 17, 2005. (1) Number of increasing shares as a result of stock split: 178,110,630 shares (2) Method of stock split: The total number of shares held by shareholders as of March 31, 2005 had been split by three-for-one. 2. Dividend reckoning date: April 1, 2005.

The comparison of per share information under the assumption that the stock split had been effected at each beginning of the fiscal year ended March 31, 2004 and 2005 is as follow.

(Yen)

	Year ended March 31,2004	Year ended March 31, 2005
Shareholders' equity/share	146.27	185.52
Earnings/share	27.15	46.97
Fully diluted earnings/share	25.64	41.83

3. Other material items

(1) Adjustment of exercise price of stock subscription rights and stock acquisition rights: Due to this stock split, the exercise prices for the Company's stock subscription rights and acquisition rights, under Article 280-19 of the previous Commercial code and Article 280-20 and 280-21 of the current Commercial Code respectively, are adjusted as follows on and after April 1, 2005.

(Yen)

Date of Ordinary general shareholders' meeting held	Subscription rights and acquisition rights	New	Old
January 29, 2001	Subscription rights	37	110
June 1, 2001	Subscription rights	44	131
June 16, 2002	Acquisition rights	559	1,676
June 22, 2003	Acquisition rights	554	1,660
June 27, 2004	Acquisition rights	1,217	3,650

Note: Based on the resolution of the ordinary general shareholders' meeting, the fragmentation in the calculation of adjusted exercise prices are rounded up to 1yen.

(2) Adjustment of conversion price: as a result of this stock split, the conversion price of the Zero coupon convertible bonds based on the resolution of the board meeting held on October 29, 2003 is adjusted as follow on and after April 1, 2005.

(Yen)

Brand	Adjusted conversion price	Non-adjusted conversion price
Zero coupon Convertible Bonds due 2011	1,294.4	3,883.3

[4] Supporting Schedules

i) List of investment securities

According to the Article 121 of Regulations on Financial Statements, detailed list of investment securities whose book value as of March 31, 2005 totals less than 1/100 of the total assets is omitted.

ii) Fixed Assets

(Millions of Yen)

		As of March 31, 2004	Increase in the current period	Decrease in the current period	As of March 31, 2005	Accumulated Depreciation and Amortization	Depreciation expensed in the current period	Net Value of assets
Tangible	Buildings	466	4	11	459	82	21	377
	Equipment and instruments	337	116	13	440	191	60	249
	Land	41	154	—	195	—	—	195
	Total	844	274	23	1,095	274	81	821
Intangible	Software Costs	3,018	880	15	3,883	1,668	656	2,215
	Telephone rights	25	—	8	17	6	1	11
	Others	98	4	60	41	13	9	28
	Total	3,141	884	84	3,941	1,687	666	2,253
Long-term prepaid expenses		35	0	6	29	16	6	13

The increase in Software is due to capitalization of upgrade costs for online securities trading system "Netstock" or due to acquisition in response to introduction of new services during the current year.

iii) Schedule for Common stocks and others

(Millions of Yen)

Item		Balance as of March 31, 2004	Increase	Decrease	Balance as of March 31, 2005
Capital Stocks		11,463	6	—	11,469
Outstanding	Common Stocks	(88,967,059 shares) 11,463	(88,256 shares) 6	—	(89,055,315 shares) 11,469
	Total	(88,967,059 shares) 11,463	(88,256 shares) 6	—	(89,055,315 shares) 11,469
Additional paid in capital	Additional paid in capital	9,312	6	—	9,317
	Total	9,312	6	—	9,317
Earned surplus reserve and Voluntary reserves	Earned surplus reserve	159	—	—	159
	(Voluntary reserves) Special reserve	4,250	—	—	4,250
	Total	4,409	—	—	4,409

Notes 1: Treasury stocks at end of fiscal 2004 are 10,219 shares.
2: The increases of capital stocks, common stocks and earned surplus reserves are the result of exercise of new share purchase rights.

iv) Schedule for Provisions

(Millions of Yen)

Item	Balance as of March 31, 2004	Increase	Decrease		Balance as of March 31, 2005
			Appropriation	Other	
Allowance for doubtful account	467	171	216	220	202
Accrued bonuses	—	301	—	—	301
Reserve for securities transactions	1,261	627	—	—	1,888

Note: The decrease of allowance for doubtful account is the reversal according to the yearly recalculation of the allowance.

(2) Breakdown of Major Assets and Liabilities

[1] Assets

i) Cash in hand and at banks

		Book value (Millions of Yen)
Cash in hand		0
Cash at banks	Demand deposits	37,998
	Ordinary deposits	23,067
	Segregated deposits	8
Total		61,074

ii) Cash segregated as deposits

	Book value (Millions of Yen)
Trusted money segregated for customers as fiduciary assets	223,003
Total	223,003

iii) Margin account assets

	Book value (Millions of Yen)
Loans receivable from customers	384,484
Cash deposits as collateral for securities borrowed from securities finance companies	4,875
Total	389,358

[2] Liabilities

i) Margin account liabilities

(Millions of Yen)

	Book value
Loans from securities finance companies	
Japan Securities Finance Co., Ltd	86,687
Osaka Securities Finance Co., Ltd.	16,120
Chubu Securities Financing Co., Ltd.	578
Proceeds of securities sold on customers' accounts	39,535
Total	142,920

ii)Payables on collateralized securities transactions

(Millions of Yen)

	Book value
Cash deposits as collateral for securities loaned	73,780
Total	73,780

iii) Deposits received

(Millions of Yen)

	Book value
From customers	104,101
From others	2,466
Total	106,566

iv) Guarantee deposits received

(Millions of Yen)

	Book value
Guarantee money received concerning margin trading	129,364
Others	8,103
Total	137,467

v)Short-term borrowings

(Millions of yen)

	Book value
Mizuho Corporate Bank, Limited	5,000
Sumitomo Mitsui Banking Corporation	5,000
UFJ Bank, Limited	5,000
Resona Bank, Limited	5,000
The Sumitomo Trust and Banking, Limited	3,000
Others	9,900
Call money	30,600
Long-term borrowings due within 1 year	30,329
Total	93,829

vi)Long-term borrowings

(Millions of yen)

	Book value
Sumitomo Mitsui Banking Corporation	218
The Bank of Tokyo-Mitsubishi, Limited	2,900
The Dai-ichi Mutual Life Insurance Company	85
Nippon Life Insurance Company	1,000
Syndicated Loan	3,000
Total	7,203

vii)Bonds

(Millions of yen)

	Book value
Unsecured Straight Bond #1	10,000
Unsecured Straight Bond #2	10,000
Unsecured Straight Bond #3	20,000
Total	40,000

viii) Convertible Bond

(Millions of yen)

	Book value
Zero Coupon Convertible Bonds due 2011	40,000
Total	40,000

Note: The Original Annual Securities Report includes the audit reports by ChuoAoyama Audit Corporation for the consolidated and non-consolidated financial statements for the years ended March 31, 2004 and March 31, 2005.